PROSPECTUS SUPPLEMENT NO. 1 (to Prospectus dated August 30, 2010)	Filed pursuant to Rule 424(b)(3) and Rule 424(c) Registration Statement No. 333-168730

4,297,495 Shares

Common Stock

This Prospectus Supplement No. 1 supplements the prospectus dated August 30, 2010, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-168730). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 25, 2010 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the disposition from time to time by Azimuth Opportunity, Ltd., or Azimuth, or its permitted transferees or other successors-in-interest, of up to 4,297,495 shares of our common stock. We are not selling any common stock under the Prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by Azimuth.

Our common stock is listed on The NASDAQ Global Market under the symbol “OMER.” On October 22, 2010, the last reported sale price of our common stock on The NASDAQ Global Market was $7.30.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 5 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is October 25, 2010.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 21, 2010

OMEROS CORPORATION

(Exact name of registrant as specified in its charter)

Washington	001-34475	91-1663741
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1420 Fifth Avenue, Suite 2600

Seattle, Washington 98101

(Address of principal executive offices, including zip code)

(206) 676-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Vulcan Agreement

On October 21, 2010, Omeros Corporation (“Omeros”), Vulcan Inc. and Cougar Investment Holdings LLC, an affiliate of Vulcan Inc. (“Vulcan Sub” and, together with Vulcan Inc., “Vulcan”), entered into a Platform Development Funding Agreement (the “Vulcan Agreement”). Pursuant to the Vulcan Agreement, Vulcan Sub paid Omeros $20 million and Omeros has agreed to pay Vulcan Sub tiered percentages of the net proceeds derived from Omeros’ G protein-coupled receptor program (the “GPCR Program”).

Also on October 21, 2010, Omeros and the Life Sciences Discovery Fund Authority, a granting agency of the State of Washington (“LSDF”), entered into the LSDF Agreement pursuant to which LSDF made a grant award to Omeros of $5 million that will be paid against expenses incurred by Omeros related to the GPCR Program. Pursuant to the LSDF Agreement, Omeros has agreed to pay LSDF tiered percentages of the net proceeds derived from the GPCR Program. The LSDF Agreement is described in additional detail below under the heading “LSDF Agreement.”

The percentage rates payable to Vulcan Sub and LSDF decrease as the cumulative net proceeds reach specified thresholds, and the blended percentage rate payable to Vulcan Sub and LSDF in the aggregate is in the mid-teens with respect to the first approximately $1.5 billion of cumulative net proceeds received by Omeros from its GPCR Program. After Omeros has received approximately $1.5 billion of cumulative net proceeds, the percentage rate payable to Vulcan Sub and LSDF in the aggregate decreases to one percent. Pursuant to the Vulcan Agreement, at its option, Omeros may pay a portion of Vulcan Sub’s share of the one percent of net proceeds to a life sciences initiative to be established pursuant to LSDF Agreement (“LSI”). The LSI will be a non-profit, tax-exempt organization with a mission to advance life sciences in the State of Washington.

For the purposes of the agreements described in this Current Report, net proceeds from the GPCR Program consist of (1) all consideration received by Omeros in any form relating directly to the GPCR Program, such as from license fees, milestone fees, royalties, product sales, partnerships and a transfer of the GPCR Program to a third party, subject to exceptions specified in such agreements, less (2) all expenses and expenditures in excess of $25 million incurred by Omeros in connection with the GPCR Program such as for research and development, related overhead, milestone and royalty payments, legal expenses, cost of goods sold and product sales deductions. Any consideration received by Omeros (a) from government entities (subject to specified exceptions), (b) from third parties that have designated such consideration for the purpose of funding research and development expenses and related overhead or (c) in the form of grants, as well as any expenses or expenditures incurred by Omeros that are paid for with such consideration, are excluded for purposes of determining net proceeds.

Pursuant to the Vulcan Agreement, Omeros has agreed to purchase from Patobios Limited within 75 days intellectual property assets related to an assay technology for use in the GPCR Program for consideration consisting of $7.8 million Canadian dollars (“CAD”) in cash and $3.0 million CAD of Omeros common stock. Omeros expects to complete the acquisition of these assets in 2010.

The Vulcan Agreement contains customary covenants for agreements of this type, including an agreement by Omeros not to grant any liens on intellectual property related to the GPCR Program and the grant by Omeros of a security interest in its personal property related to the GPCR Program, which security interest shall be junior to any existing or future security interests granted in connection with a financing transaction and which shall be released automatically after Vulcan receives $25 million from Omeros.

In addition, Omeros may dispose of all or substantially all of the assets related to the GPCR Program without the consent of Vulcan. If Vulcan has not received at least $60 million in payments under the Vulcan Agreement prior to such disposition, Vulcan may, at its option, (a) require Omeros to assign the Vulcan Agreement to the purchaser of the assets and cause such purchaser to agree to assume the obligations thereunder (in which case the consideration received by Omeros in connection with such transaction would be excluded for the purpose of calculating net proceeds) or (b) not require such assignment (in which case the consideration received by Omeros in connection with such transaction would be included for the purpose of calculating net proceeds). If the Vulcan Sub has received at least $60 million in payments under the Vulcan Agreement prior to such disposition, Omeros may dispose of all or substantially all of the assets related to the GPCR Program without requiring the purchaser to assume Omeros’ obligations under the Vulcan Agreement (in which case the consideration received by Omeros in connection with such transaction would be included for the purpose of calculating net proceeds). Further, Omeros may enter into a change in control transaction without obtaining the consent of Vulcan if the Vulcan Agreement is assigned to the counterparty to such transaction and such counterparty assumes Omeros’ obligations thereunder. The consideration received by Omeros or its shareholders in connection with any such transaction will be excluded from the calculation of net proceeds pursuant to the Vulcan Agreement. Vulcan may assign its rights under the Vulcan Agreement to any person that is not an Omeros competitor.

The Vulcan Agreement also contains customary events of default, including an event of default tied to the acceleration of a material amount of secured indebtedness of Omeros, and in connection with an event of default, Vulcan may exercise any rights to which it is entitled under the Washington Uniform Commercial Code.

        The term of the Vulcan Agreement is 35 years, provided that the term will automatically extend until the cumulative net proceeds received by Omeros from the GPCR Program are approximately $1.5 billion.

On October 25, 2010, Omeros issued a press release announcing the entry into the GPCR Funding Agreements, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

LSDF Agreement

Also on October 21, 2010, Omeros and LSDF entered into a Grant Award Agreement (the “LSDF Agreement,” and together with the Vulcan Agreement, the “GPCR Funding Agreements”) pursuant to which LSDF made a grant award to Omeros of $5 million that will be paid against expenses incurred by Omeros related to the GPCR Program. In exchange for these payments, Omeros has agreed to pay to LSDF a portion of net proceeds that it receives from the GPCR Program as described above. Under the LSDF Agreement, after LSDF receives $25 million from Omeros, any remaining amounts that would be payable by Omeros to LSDF pursuant to the agreement will instead be paid to LSI. If for any reason LSDF does not provide the full $5 million to Omeros, LSDF’s percentage share of net proceeds will be reduced in proportion to the amount it actually pays to Omeros. Omeros’ obligations with respect to LSI are limited to creating LSI’s charter documents, incorporating LSI, selecting directors and applying for tax exempt status, all in consultation with LSDF. Omeros has no other obligations, funding or otherwise, to LSI.

The LSDF Agreement also contains customary covenants and events of default. Upon the occurrence of an event of default, LSDF may, among other things, stop providing any additional funding to Omeros and require that all payments that were directed to LSI be instead paid to LSDF. The term of the LSDF Agreement expires on the six-month anniversary following the last date that Omeros delivers a report related to its incurrence of grant-funded expenses described in the LSDF Agreement, provided that certain obligations will survive the expiration of the term. The term of Omeros’ payment obligations under the LSDF Agreement is the same as that under the Vulcan Agreement.

In addition, Omeros may dispose of all or substantially all of the assets related to the GPCR Program without LSDF’s prior consent if Omeros, at Omeros’ option (a) assigns the LSDF Agreement to the purchaser and causes such purchaser to agree to assume the obligations thereunder (in which case the consideration received by Omeros in connection with such transaction would be excluded for the purpose of calculating net proceeds) or (b) not make such assignment (in which case the consideration received by Omeros in connection with such transaction would be included for the purpose of calculating net proceeds). Further, Omeros may enter into a change in control transaction without obtaining the consent of LSDF if the LSDF Agreement is assigned to the counterparty to such transaction and such counterparty assumes Omeros’ obligations thereunder. The consideration received by Omeros or its shareholders in connection with any such transaction will be excluded from the calculation of net proceeds pursuant to the LSDF Agreement. LSDF may assign its rights under the LSDF Agreement to any person that is not an Omeros competitor.

In addition, pursuant to the GPCR Funding Agreements, Omeros has agreed (1) to use its commercially reasonable efforts to screen a majority of the currently known human Class A orphan GPCRs within the next 19 months, subject to possible extensions and (2) to commence a medicinal chemistry effort focused on developing a product candidate with respect to one orphan GPCR for which compounds were identified using the GPCR assay technology.

The foregoing descriptions of the GPCR Funding Agreements are only summaries of their material terms and do not purport to be complete.

Oxford Agreement

On October 21, 2010, Omeros and Oxford Finance Corporation (“Oxford”) entered into a Loan and Security Agreement (the “Oxford Loan Agreement”) pursuant to which Oxford has agreed to lend Omeros up to $20 million in two tranches of $10 million each. Upon signing the Oxford Loan Agreement, Omeros borrowed the first tranche of $10 million (“Tranche 1”), approximately $9 million of which Omeros used to repay all outstanding amounts, including a 1% prepayment fee, due under its Loan and Security Agreement dated September 12, 2008 with BlueCrest Venture Finance Master Fund Limited (“BlueCrest”). Upon payment of the approximately $9 million to BlueCrest, all of Omeros’ liabilities to BlueCrest under their loan agreement were paid in full, and all commitments of BlueCrest under the loan agreement were terminated.

Under the terms of the Oxford Loan Agreement, at any time before March 31, 2011 Omeros may, at its sole option, borrow from Oxford the second tranche of $10 million (“Tranche 2”), subject to Omeros’ satisfaction of specified conditions precedent described in the Oxford Loan Agreement. Omeros may use the proceeds remaining from Tranche 1 and, if borrowed, Tranche 2, for working capital and to fund its general business requirements. Interest on Tranche 1 accrues at an annual fixed rate of 8.55% and, if borrowed, interest on Tranche 2 will accrue at an annual fixed rate equal to the 3-month LIBOR rate in effect immediately prior to the funding of Tranche 2 plus 8.25%. Payments due under Tranche 1 and, if borrowed, Tranche 2, are interest only, payable monthly, in arrears, through October 31, 2011. Beginning November 1, 2011, 36 payments of principal and interest are payable monthly, in arrears. All unpaid principal and accrued and unpaid interest are due and payable on October 21, 2014 (the “Maturity Date”).

        Omeros made a one-time facility fee payment to Oxford of $50,000 for Tranche 1 and, if it borrows Tranche 2, Omeros will be required to make a second facility fee payment of $50,000. Upon the last payment date of the amounts borrowed under the Oxford Loan Agreement, whether on the Maturity Date, on the date of any prepayment or on the date of acceleration in the event of a default, Omeros will be required to pay Oxford a final payment fee equal to 5% of Tranche 1 ($500,000) and, if borrowed, 5% of Tranche 2, provided that the percentage for Tranche 2 will decrease by 0.20% for each month that lapses between the date of the Oxford Loan Agreement and the funding date for Tranche 2. Omeros may prepay all, but not less than all, of the outstanding principal and accrued and unpaid interest under the Oxford Loan Agreement at any time upon prior notice to Oxford and the payment of a fee equal to 1% of the then-outstanding principal amount. As security for its obligations under the Oxford Loan Agreement, Omeros granted Oxford a security interest in substantially all of its assets, excluding intellectual property.

The Oxford Loan Agreement contains customary affirmative and negative covenants, including covenants that limit or restrict Omeros’ ability to, among other things, incur indebtedness, grant liens, merge or consolidate, dispose of assets, make investments, make acquisitions, enter into certain transactions with affiliates, pay dividends or make distributions, repurchase stock, in each case subject to customary exceptions for a credit facility of this size and type. The Oxford Loan Agreement contains no cash covenant.

The Oxford Loan Agreement includes customary events of default that include, among other things, non-payment defaults, inaccuracy of representations and warranties, covenant defaults, material adverse change default (as defined in the Oxford Loan Agreement), cross default to material indebtedness, bankruptcy and insolvency defaults, material judgment defaults, and a change of control default. The occurrence of an event of default could result in the acceleration of the obligations under the Oxford Loan Agreement. Under certain circumstances, a default interest rate will apply on all obligations during the existence of an event of default under the Oxford Loan Agreement at a per annum rate equal to 5% above the otherwise applicable interest rate.

The foregoing description of the Oxford Loan Agreement is only a summary of its material terms and does not purport to be complete. A copy of the Oxford Loan Agreement and the Secured Promissory Note representing Tranche 1 are attached as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 above with respect to the Oxford Loan Agreement is incorporated herein by reference.

Item 3.02	Unregistered Sales of Equity Securities

Pursuant to the Vulcan Agreement, on October 21, 2010, Omeros issued to Vulcan three warrants to purchase Omeros common stock in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 4(2) thereof and Rule 506 promulgated thereunder. Each of the warrants is exercisable at any time, and from time to time, until the fifth anniversary of the original date of issuance for 133,333 shares of Omeros Common stock. The exercise price per underlying share of the first, second and third warrant is $20.00, $30.00 and $40.00, respectively, and is subject to customary adjustments for stock splits, stock dividends and the like. The warrants also provide that they may be exercised on a “cashless” basis through the surrender at the time of exercise of a number of shares that would otherwise be issuable equal to the fair market value of Omeros common stock at the time of exercise.

The form of warrant is attached hereto as Exhibit 10.3 and is incorporated in this Current Report on Form 8-K by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

10.1	Loan and Security Agreement between the registrant and Oxford Finance Corporation dated October 21, 2010

10.2	Secured Promissory Note issued by the registrant to Oxford Finance Corporation dated October 21, 2010

10.3	Form of Common Stock Warrant issued by the registrant to Cougar Investment Holdings LLC

99.1	Press release, dated October 25, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OMEROS CORPORATION

By:	/S/ GREGORY A. DEMOPULOS
Gregory A. Demopulos, M.D.
President, Chief Executive Officer and Chairman of the Board of Directors

Date: October 25, 2010

EXHIBIT INDEX

Exhibit Number	Description

10.1	Loan and Security Agreement between the registrant and Oxford Finance Corporation dated October 21, 2010

10.2	Secured Promissory Note issued by the registrant to Oxford Finance Corporation dated October 21, 2010

10.3	Form of Common Stock Warrant issued by the registrant to Cougar Investment Holdings LLC

99.1	Press release, dated October 25, 2010

Exhibit 10.1

LOAN AND SECURITY AGREEMENT

THIS LOAN AND SECURITY AGREEMENT (this “Agreement”) dated as of October 21, 2010 (the “Closing Date”) between OXFORD FINANCE CORPORATION (“Lender”), and OMEROS CORPORATION, a Washington corporation (“Borrower”), provides the terms on which Lender shall lend to Borrower and Borrower shall repay Lender. The parties agree as follows:

1 ACCOUNTING AND OTHER TERMS

Accounting terms not defined in this Agreement shall be construed following GAAP. Calculations and determinations must be made following GAAP. If at any time any change in GAAP would affect the computation of any financial ratio or other requirement set forth in this Agreement, and either Borrower or Lender shall so request, Lender and Borrower shall negotiate in good faith to amend such ratio or requirement to preserve the original intent thereof in light of such change in GAAP; provided that, until so amended, such ratio or requirement shall continue to be computed in accordance with GAAP prior to such change therein. Capitalized terms not otherwise defined in this Agreement shall have the meanings set forth in Section 13. All other terms contained in this Agreement, unless otherwise indicated, shall have the meaning provided by the Code to the extent such terms are defined therein.

2 LOAN AND TERMS OF PAYMENT

2.1 Promise to Pay. Borrower hereby unconditionally promises to pay Lender the outstanding principal amount of all Credit Extensions and accrued and unpaid interest thereon and any other amounts due hereunder as and when due in accordance with this Agreement.

2.1.1 Growth Capital Loan Facility.

(a) Availability. Subject to the terms and conditions of this Agreement, Lender agrees to make advances (each, a “Growth Capital Advance” and collectively, the “Growth Capital Advances”) to Borrower in an aggregate amount not to exceed Twenty Million Dollars ($20,000,000), as follows:

(i) On or about the Closing Date, in the amount of Ten Million Dollars ($10,000,000) (the “Closing Date Advance”); and

(ii) From and after the Closing Date, through March 31, 2011, in the additional amount of Ten Million Dollars ($10,000,000) (the “Tranche 2 Advance”).

(b) Repayment. Borrower shall make monthly payments of interest only, in arrears, commencing on the first day of the month following the month in which the Funding Date occurs and continuing thereafter on the first day of each successive calendar month during the Interest Only Period. Commencing on the Growth Capital Amortization Date, Borrower shall make thirty-six (36) equal monthly payments of principal and interest, in arrears, which would fully amortize the outstanding amount of the Growth Capital Advances. All unpaid principal and accrued and unpaid interest and all other amounts due on account of the Growth Capital Advances are due and payable in full on the Maturity Date. The Growth Capital Advances may only be prepaid in accordance with Sections 2.1.1(d) and/or 2.1.1(e).

(c) Final Payment. On the Maturity Date, Borrower shall pay, in addition to the unpaid principal and accrued interest and all other amounts due on such date with respect to the Growth Capital Advances, an amount equal to the Final Payment.

(d) Permitted Prepayment. Borrower shall have the option to prepay all, but not less than all, of the Growth Capital Advances made by Lender under this Agreement, provided Borrower, (i) provides written notice to Lender of its election to prepay the Growth Capital Advances at least five (5) Business Days prior to such prepayment, and (ii) pays, on the date of such prepayment (A) all outstanding principal plus accrued interest on the

Growth Capital Advances, (B) the Final Payment, (C) the Prepayment Fee, plus (D) all other sums that have become due and payable, including Lender Expenses, if any, and interest at the Default Rate with respect to any past due amounts. Notwithstanding anything in this Agreement to the contrary, if Borrower refinances the Obligations under this Agreement with another credit facility provided by Lender to Borrower primarily for such purpose, then the Prepayment Fee otherwise due hereunder shall not be due and payable.

(e) Mandatory Prepayment Upon an Acceleration. If the Growth Capital Advances are accelerated, upon the occurrence of an Event of Default, Borrower shall immediately pay to Lender an amount equal to the sum of: (i) all outstanding principal plus accrued and unpaid interest on the Growth Capital Advances, (ii) the Final Payment, (iii) the Prepayment Fee, plus (iv) all other sums, if any, that shall have become due and payable, including interest at the Default Rate with respect to any past due amounts.

2.2 Payment of Interest on the Credit Extensions.

(a) Interest Rate. Subject to Section 2.2(b), the principal amount outstanding under the Growth Capital Advances shall accrue interest, which interest shall be payable monthly, in arrears, in accordance with Section 2.2(e) below, at a fixed per annum rate equal to (i) with respect to the Closing Date Advance, 8.55%, and (ii) with respect to the Tranche 2 Advance, the LIBOR Rate, as of the Funding Date of the Tranche 2 Advance, plus the LIBOR Margin.

(b) Default Rate. Immediately upon the occurrence and during the continuance of an Event of Default, Obligations shall bear interest at a rate per annum which is five percentage points above the rate that is otherwise applicable thereto (the “Default Rate”). Payment or acceptance of the increased interest rate provided in this Section 2.2(b) is not a permitted alternative to timely payment and shall not constitute a waiver of any Event of Default or otherwise prejudice or limit any rights or remedies of Lender.

(c) 360-Day Year. Interest shall be computed on the basis of a 360-day year consisting of twelve (12) months of thirty (30) days.

(d) Debit of Accounts. Lender may debit any of Borrower’s deposit accounts, including the Designated Deposit Account, through automatic debit of such accounts, Automated Clearinghouse (“ACH”) or other transfers, for principal and interest payments when due and, following notice thereof to Borrower and Borrower’s failure to remit payment thereof within fifteen (15) calendar days of such notice, any other amounts Borrower owes Lender. These debits shall not constitute a set-off.

(e) Payments. Unless otherwise provided, interest is payable monthly, in arrears, on the first calendar day of each month. Payments of principal and/or interest received after 12:00 p.m. Pacific time are considered received at the opening of business on the next Business Day. When a payment is due on a day that is not a Business Day, the payment is due the next Business Day and additional fees or interest, as applicable, shall continue to accrue.

2.3 Fees. Borrower shall pay to Lender:

(a) Facility Fee. A fully earned, non-refundable loan fee of One Hundred Thousand Dollars ($100,000) (the “Facility Fee”), Fifty Thousand Dollars ($50,000) of which has been received by Lender, and Fifty Thousand Dollars ($50,000) of which shall be due and payable upon the making the Tranche 2 Advance;

(b) Final Payment. The Final Payment when due on the Maturity Date or pursuant to the terms of Sections 2.1.1(d) or 2.1.1(e); and

(c) Prepayment Fee. The Prepayment Fee, if any, when due pursuant to the terms of Sections 2.1.1(d) or 2.1.1(e);

(d) Lender Expenses. All Lender Expenses (including reasonable attorneys’ fees and expenses, plus expenses, for documentation and negotiation of this Agreement) incurred through and after the Closing Date, when due.

3 CONDITIONS OF LOANS

3.1 Conditions Precedent to Initial Credit Extension. Lender’s obligation to make the initial Credit Extension is subject to the condition precedent that Borrower shall consent to or have delivered, in form and substance satisfactory to Lender, such documents, and completion of such other matters, as Lender may reasonably deem necessary or appropriate, including, without limitation:

(a) duly executed original signatures to the Loan Documents to which it is a party;

(b) duly executed original signatures to the Control Agreement(s);

(c) its Operating Documents and good standing certificates (or equivalents) of Borrower certified by the Secretary of State of the State of Washington (and such other states and/or jurisdictions in which Borrower is qualified to do and or doing business) as of a date no earlier than thirty (30) days prior to the Closing Date;

(d) duly executed original signatures to the completed Borrowing Resolutions for Borrower;

(e) a landlord’s consent executed in favor of Lender with respect to each of Borrower’s leased locations;

(f) a legal opinion of Borrower’s counsel, addressed to Lender, dated as of the Closing Date, together with the duly executed original signatures thereto;

(g) a payoff letter with respect to Bluecrest;

(h) certified copies, dated as of a recent date, of financing statement searches, as Lender shall request, accompanied by written evidence (including any UCC termination statements) that the Liens indicated in any such financing statements either constitute Permitted Liens or have been or, in connection with the initial Credit Extension, will be terminated or released;

(i) the Perfection Certificate executed by Borrower;

(j) evidence satisfactory to Lender that the insurance policies required by Section 6.5 hereof are in full force and effect, together with appropriate evidence showing lender loss payable and/or additional insured clauses or endorsements in favor of Lender; and

(k) payment of the fees and Lender Expenses then due as specified in Section 2.3 hereof.

3.2 Conditions Precedent to all Credit Extensions. Lender’s obligation to make each Credit Extension, including the initial Credit Extension, is subject to the following:

(a) Borrower shall have duly executed and delivered to Lender a Note in the amount of the Growth Capital Advance and the Disbursement Letter;

(b) the representations and warranties in Section 5 shall be true in all material respects on the on the Funding Date of each Credit Extension; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date, and no Event of Default shall have occurred and be continuing or result from the Credit Extension. Each Credit Extension is Borrower’s representation and warranty on that date that the representations and warranties in Section 5 remain true in all material respects; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date; and

(c) in Lender’s reasonable discretion, there has not been a Material Adverse Change.

3.3 Covenant to Deliver. Borrower agrees to deliver to Lender each item required to be delivered to Lender under this Agreement as a condition to any Credit Extension. Borrower expressly agrees that a Credit Extension made prior to the receipt by Lender of any such item shall not constitute a waiver by Lender of Borrower’s obligation to deliver such item, and any such Credit Extension in the absence of a required item shall be made in Lender’s sole discretion.

4 CREATION OF SECURITY INTEREST

4.1 Grant of Security Interest. Borrower hereby grants Lender, to secure the payment and performance in full of all of the Obligations, a continuing security interest in, and pledges to Lender, the Collateral, wherever located, whether now owned or hereafter acquired or arising, and all proceeds and products thereof. Borrower represents, warrants, and covenants that the security interest granted herein is and shall at all times continue to be a first priority perfected security interest in the Collateral (subject only to Permitted Liens that may have superior priority to Lender’s Lien pursuant to the terms of this Agreement). If Borrower shall acquire a commercial tort claim (as defined in the Code), Borrower shall promptly notify Lender in a writing signed by Borrower of the general details thereof (and further details as may be required by Lender) and grant to Lender in such writing a security interest therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance reasonably satisfactory to Lender.

If this Agreement is terminated, Lender’s Lien in the Collateral shall continue until the Obligations (other than inchoate indemnity obligations) are repaid in full in cash. Upon payment in full in cash of the Obligations (other than inchoate indemnity obligations) and at such time as Lender’s obligation to make Credit Extensions has terminated, Lender shall, at Borrower’s sole cost and expense, release its Liens in the Collateral and all rights therein shall revert to Borrower.

4.2 Authorization to File Financing Statements. Borrower hereby authorizes Lender to file financing statements, without notice to Borrower, with all appropriate jurisdictions to perfect or protect Lender’s interest or rights hereunder, including a notice that any disposition of the Collateral, by either Borrower or any other Person, shall be deemed to violate the rights of Lender under the Code. Such financing statements may indicate the Collateral as “all assets of the Debtor” or words of similar effect, or as being of an equal or lesser scope, or with greater detail, all in Lender’s discretion.

5 REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants as follows:

5.1 Due Organization, Authorization; Power and Authority. Borrower is duly existing and in good standing in its jurisdiction of formation and is qualified and licensed to do business and is in good standing in any jurisdiction in which the conduct of its business or its ownership of property requires that it be qualified except where the failure to do so could not reasonably be expected to have a Material Adverse Change. In connection with this Agreement, Borrower has delivered to Lender a completed certificate signed by Borrower, entitled “Perfection Certificate”. Borrower represents and warrants to Lender that (a) Borrower’s exact legal name is that indicated on the Perfection Certificate and on the signature page hereof; (b) Borrower is an organization of the type and is organized in the jurisdiction set forth in the Perfection Certificate; (c) the Perfection Certificate accurately sets forth Borrower’s organizational identification number or accurately states that Borrower has none; (d) the Perfection Certificate accurately sets forth Borrower’s place of business, or, if more than one, Borrower’s chief executive office as well as Borrower’s mailing address (if different than its chief executive office); (e) Borrower (and none of its predecessors) has not, in the past five (5) years, changed its jurisdiction of formation, organizational structure or type, or any organizational number assigned by its jurisdiction; and (f) all other information set forth on the Perfection Certificate pertaining to Borrower and its Subsidiaries is accurate and complete (it being understood and agreed that Borrower may from time to time update certain information in the Perfection Certificate after the Closing Date to the extent permitted by one or more specific provisions in this Agreement). If Borrower is not now a Registered Organization but later becomes one, Borrower shall promptly notify Lender of such occurrence and provide Lender with Borrower’s organizational identification number.

The execution, delivery and performance by Borrower of the Loan Documents to which it is a party have been duly authorized, and do not (i) conflict with any of Borrower’s organizational documents, (ii) contravene, conflict with, constitute a default under or violate any material Requirement of Law, (iii) contravene, conflict or violate any applicable order, writ, judgment, injunction, decree, determination or award of any Governmental Authority by which Borrower or any its Subsidiaries or any of their property or assets may be bound or affected, (iv) require any action by, filing, registration, or qualification with, or Governmental Approval from, any Governmental Authority (except (a) such Governmental Approvals which have already been obtained and are in full force and effect and (b) any filings required by the Loan Documents in connection with the security interests granted herein) or (v) constitute an event of default under any material agreement by which Borrower is bound. Borrower is not in default under any agreement to which it is a party or by which it is bound in which the default could have a Material Adverse Change.

5.2 Collateral. Borrower has good title to, has rights in, and the power to transfer each item of the Collateral upon which it purports to grant a Lien under the Loan Documents to which it is a party, free and clear of any and all Liens except Permitted Liens. Borrower does not have any deposit accounts other than the deposit accounts described in the Perfection Certificate delivered to Lender in connection herewith, or of which Borrower has given Lender notice and taken such actions as are necessary to give Lender a perfected security interest therein.

Except for Clinical Testing Assets, the Collateral is not in the possession of any third party bailee (such as a warehouse) except as otherwise provided in the Perfection Certificate. None of the components of the Collateral shall be maintained at locations other than as provided in the Perfection Certificate or as permitted pursuant to Section 7.2. In the event that Borrower, after the date hereof, intends to store or otherwise deliver any portion of the Collateral (excluding Clinical Testing Assets) to a bailee, then Borrower will first receive the written consent of Lender and Borrower shall use its commercially reasonable efforts to cause such bailee to execute and deliver a bailee agreement in form and substance reasonably satisfactory to Lender in its reasonable discretion. The term “Clinical Testing Assets” shall include all products or equipment included on Borrower’s balance sheet and maintained at pre-clinical and clinical testing sites. Notwithstanding the foregoing, (i) “Clinical Testing Assets” does not include products or equipment located with manufacturers or distributors; and (ii) Lender reserves the right to require Borrower, in the future, to use commercially reasonable efforts to cause each such manufacturer and/or distributor to execute and deliver to Lender a bailee agreement in form and substance reasonably satisfactory to Lender.

Borrower is the sole owner of the Intellectual Property that it owns or purports to own except for (a) non-exclusive licenses granted to its customers in the ordinary course of business, (b) Permitted Intellectual Property Licenses, (c) over-the-counter software that is commercially available to the public, and (d) material Intellectual Property licensed to Borrower and noted on the Perfection Certificate. To the best of Borrower’s knowledge, each Patent which it owns or purports to own and that is material to Borrower’s business is valid and enforceable, with respect to issued patents, or includes patentable claims(s), with respect to pending patent applications, and no part of the Intellectual Property that Borrower owns or purports to own and which is material to Borrower’s business has been judged invalid or unenforceable, in whole or in part. To the best of Borrower’s knowledge, no claim has been made that any part of the Intellectual Property violates the rights of any third party except to the extent such claim would not reasonably be expected to have a Material Adverse Change. Except as noted on the Perfection Certificate, Borrower is not a party to, nor is it bound by, any Restricted License.

5.3 Litigation. Except as set forth in the Perfection Certificate or as otherwise disclosed to Lender pursuant to Section 6.2(g), there are no actions or proceedings pending or, to the knowledge of the Responsible Officers, threatened in writing by or against Borrower or any of its Subsidiaries involving more than Two Hundred Fifty Thousand Dollars ($250,000).

5.4 No Material Deviation in Financial Statements. All consolidated financial statements for Borrower and its Subsidiaries delivered to Lender fairly present in all material respects Borrower’s and each Subsidiaries’ consolidated financial condition and consolidated results of operations as of the dates and for the periods stated therein. There has not been any material deterioration in Borrower’s and its Subsidiaries’ consolidated financial condition since the date of the most recent financial statements submitted to Lender.

5.5 Solvency. The fair salable value of Borrower’s assets (including goodwill minus disposition costs) exceeds the fair value of its liabilities; Borrower is not left with unreasonably small capital after the transactions in this Agreement; and Borrower is able to pay its debts (including trade debts) as they mature.

5.6 Regulatory Compliance. Borrower is not an “investment company” or a company “controlled” by an “investment company” under the Investment Company Act of 1940, as amended. Borrower is not engaged as one of its important activities in extending credit for margin stock (under Regulations X, T and U of the Federal Reserve Board of Governors). Borrower has complied in all material respects with the Federal Fair Labor Standards Act. Neither Borrower nor any of its Subsidiaries is a “holding company” or an “affiliate” of a “holding company” or a “subsidiary company” of a “holding company” as each term is defined and used in the Public Utility Holding Company Act of 2005. Borrower has not violated any laws, ordinances or rules, the violation of which could reasonably be expected to have a Material Adverse Change. None of Borrower’s or any of its Subsidiaries’ properties or assets has been used by Borrower or any Subsidiary or, to the best of Borrower’s knowledge, by previous Persons, in disposing, producing, storing, treating, or transporting any hazardous substance other than legally. Borrower and each of its Subsidiaries have obtained all consents, approvals and authorizations of, made all declarations or filings with, and given all notices to, all Governmental Authorities that are necessary to continue their respective businesses as currently conducted.

5.7 Subsidiaries; Investments. Borrower does not own any stock, partnership interest or other equity securities except for Permitted Investments.

5.8 Tax Returns and Payments; Pension Contributions. Borrower has timely filed all required tax returns and reports, and has timely paid all foreign, federal, state and local taxes, assessments, deposits and contributions owed by Borrower, except for the failure to timely pay state and local taxes that could not reasonably be expected to cause a Material Adverse Change and that could not reasonably be expected to create a Lien on any Collateral other than a “Permitted Lien.” Borrower may defer payment of any contested taxes, provided that Borrower (a) in good faith contests its obligation to pay the taxes by appropriate proceedings promptly and diligently instituted and conducted, (b) notifies Lender in writing of the commencement of, and any material development in, the proceedings, (c) posts bonds or takes any other steps required to prevent the governmental authority levying such contested taxes from obtaining a Lien upon any of the Collateral that is other than a “Permitted Lien”. Borrower is unaware of any claims or adjustments proposed for any of Borrower’s prior tax years which could result in additional taxes becoming due and payable by Borrower. Borrower has paid all amounts necessary to fund all present pension, profit sharing and deferred compensation plans in accordance with their terms, as applicable, and Borrower has not withdrawn from participation in, and has not permitted partial or complete termination of, or permitted the occurrence of any other event with respect to, any such plan which could reasonably be expected to result in any liability of Borrower, including any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency, as applicable.

5.9 Use of Proceeds. Borrower shall use the proceeds of the Credit Extensions solely as working capital and to fund its general business requirements, and to refinance existing Indebtedness, and not for personal, family, household or agricultural purposes.

5.10 Full Disclosure. No written representation, warranty or other statement of Borrower in any certificate or written statement given to Lender, as of the date such representation, warranty, or other statement was made, taken together with all such written certificates and written statements given to Lender, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained in the certificates or statements not misleading (it being recognized by Lender that the projections and forecasts provided by Borrower in good faith and based upon reasonable assumptions are not viewed as facts and that actual results during the period or periods covered by such projections and forecasts may differ from the projected or forecasted results).

6 AFFIRMATIVE COVENANTS

Borrower shall do all of the following:

6.1 Government Compliance.

(a) Maintain its and all its Subsidiaries’ legal existence and good standing in their respective jurisdictions of formation and maintain qualification in each jurisdiction in which the failure to so qualify would reasonably be expected to have a Material Adverse Change. Borrower shall comply, and have each Subsidiary comply, with all laws, ordinances and regulations to which it is subject, noncompliance with which could have a Material Adverse Change.

(b) Obtain all of the Governmental Approvals necessary for the performance by Borrower of its obligations under the Loan Documents to which it is a party and the grant of a security interest to Lender in all of its property. Borrower shall promptly provide copies of any such obtained Governmental Approvals to Lender.

6.2 Financial Statements, Reports, Certificates. Deliver to Lender:

(a) Quarterly Financial Statements. As soon as available, but no later than forty-five (45) days after the last day of each of the first three quarters of Borrower’s fiscal year, company prepared consolidated financial statements prepared under GAAP (except for the absence of footnotes and subject to normal year-end adjustments), consistently applied, certified by a Responsible Officer;

(b) Annual Audited Financial Statements. As soon as available, but no later than ninety (90) days after the last day of Borrower’s fiscal year, audited consolidated financial statements prepared under GAAP, consistently applied, together with an unqualified opinion (other than any qualifications with respect to “going-concern”) on the financial statements from a nationally-recognized independent certified public accounting firm;

(c) Compliance Certificates. Concurrently with the delivery of any financial statements pursuant to clauses (a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer, certifying that as of the end of such period, Borrower was in full compliance with all of the terms and conditions of this Agreement, and setting forth such other information as Lender shall reasonably request;

(d) Other Statements. Within five (5) days of delivery, copies of all statements, reports and notices made available to Borrower’s security holders or to any holders of Subordinated Debt;

(e) SEC Filings. Within five (5) days of filing, copies of all periodic and other reports, proxy statements and other materials filed by Borrower with the SEC (other than confidential treatment requests), any Governmental Authority succeeding to any or all of the functions of the SEC or with any national securities exchange, or distributed to its shareholders, as the case may be. Documents required to be delivered pursuant to the terms hereof (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date on which Borrower posts such documents, or provides a link thereto, on Borrower’s website on the Internet at Borrower’s website address;

As to any information contained in the materials furnished pursuant to this clause (e), Borrower shall not be required separately to furnish such information under clauses (a), (b) and (d), but the foregoing shall not be in derogation of the obligation of Borrower to furnish the information and materials described in such clauses (a), (b) and (d) at the times specified therein; provided, that Borrower shall provide paper copies to Lender of the Compliance Certificates required by Section 6.2(c).

(f) Annual Financial Budget. As soon as available, and in any event within 90 days after the end of each fiscal year, annual financial budget (including balance sheet, and statements of cash flow and income) for the following fiscal year (on a quarterly basis) as approved by Borrower’s board of directors;

(g) Legal Action Notice. A prompt report of any legal actions pending or threatened in writing against Borrower or any of its Subsidiaries that could result in damages or costs to Borrower or any of its Subsidiaries of, individually or in the aggregate, $250,000 or more;

(h) Intellectual Property Notice. Prompt written notice of (i) any material adverse change in the composition of the Intellectual Property that is material to Borrower’s business, (ii) the cancellation of any registration of any material copyright or material trademark of Borrower or the invalidation of any material patent (or the unappealable denial of any patent application with respect to any material patentable claim) of Borrower that is material to Borrower’s business, including any subsequent ownership right of Borrower in or to any such material copyright, patent or trademark, and (iii) Borrower’s knowledge of an event that could reasonably be expected to materially and adversely affect the value of the Intellectual Property; and

(i) Other Financial Information. Budgets, sales projections, operating plans and other financial information that Borrower prepares in the ordinary course of its business reasonably requested by Lender. In addition, Borrower shall deliver to Lender account statements with respect to each bank, investment or similar account maintained by Borrower, within fifteen (15) days after the end of each month or other receipt thereof.

6.3 Inventory; Returns. Keep all Inventory in good and marketable condition, free from material defects. Returns and allowances between Borrower and its Account Debtors shall follow customary practices in the industry in which Borrower operates, substantially as they exist at the Closing Date. Borrower must promptly notify Lender of all returns, recoveries, disputes and claims that involve more than (x) Two Hundred Fifty Thousand Dollars ($250,000) from the Closing Date through 2013; and (y) Five Hundred Thousand Dollars ($500,000) thereafter.

6.4 Taxes; Pensions. Timely file, and require each of its Subsidiaries to timely file, all required tax returns and reports and timely pay, and require each of its Subsidiaries to timely pay, all foreign, federal, state and local taxes, assessments, and contributions with respect to pension plans, profit sharing plans or deferred compensation plans owed by Borrower and each of its Subsidiaries, except for (i) deferred payment of any taxes contested pursuant to (and in accordance with) the terms of Section 5.8 hereof, and (ii) the failure to timely pay state and local taxes that could not reasonably be expected to cause a Material Adverse Change and that could not reasonably be expected to create a Lien on any Collateral other than a “Permitted Lien.”

6.5 Insurance. Keep its, and cause each Subsidiary to keep its respective business and the Collateral insured for risks and in amounts standard for companies in Borrower’s industry and locations and as Lender may reasonably request. Insurance policies shall be in a form, with companies, and in amounts that are satisfactory to Lender. All property policies shall have a lender’s loss payable endorsement showing Lender as lender loss payee and waive subrogation against Lender, and all general liability policies shall show, or have endorsements showing, Lender as an additional insured. All policies (or the loss payable and additional insured endorsements) shall provide that the insurer shall give Lender (i) at least twenty (20) days notice before canceling, reducing, or declining to renew its policy, and (ii) within twenty (20) days after the end of each quarter, notice of any other amendments to its policy during such quarter; provided that, in the event the insurer fails to provide such notices (in (i) and (ii)), Borrower shall provide such notices to Lender. At Lender’s request, Borrower shall deliver certified copies of policies and evidence of all premium payments. If Borrower or any Subsidiary fails to obtain insurance as required under this Section 6.5 or to pay any amount or furnish any required proof of payment to third persons and Lender, Lender may make all or part of such payment or obtain such insurance policies required in this Section 6.5, and take any action under the policies Lender deems prudent. Proceeds payable under any policy shall, at Lender’s option, be payable to Lender on account of the Obligations. Notwithstanding the foregoing, (a) so long as no Event of Default has occurred and is continuing, Borrower shall have the option of applying the proceeds of any casualty policy up to Two Hundred Fifty Thousand Dollars ($250,000) with respect to any loss, but not exceeding Five Hundred Thousand Dollars ($500,000) in the aggregate for all losses under all casualty policies in any one year, toward the replacement or repair of destroyed or damaged property; provided that any such replaced or repaired property (i) shall be of equal or like value as the replaced or repaired Collateral and (ii) shall be deemed Collateral in which Lender has been granted a first priority security interest, and (b) after the occurrence and during the continuance of an Event of Default, all proceeds payable with respect to any Collateral under such casualty policy shall, at the option of Lender, be payable to Lender on account of the Obligations.

6.6 Operating Accounts. Provide Lender five (5) days prior written notice before establishing any Collateral Account at or with any bank or financial institution. For each Collateral Account that Borrower at any time maintains, Borrower shall cause the applicable bank or financial institution at or with which any Collateral Account is maintained to execute and deliver a Control Agreement or other appropriate instrument with respect to such Collateral Account to perfect Lender’s Lien in such Collateral Account in accordance with the terms hereunder. The provisions of the previous sentence shall not apply to deposit accounts exclusively used for payroll, payroll taxes and other employee wage and benefit payments to or for the benefit of Borrower’s employees and identified to Lender by Borrower as such.

6.7 Protection of Intellectual Property Rights. Borrower shall (i) use commercially reasonable efforts to protect, defend and maintain the validity and enforceability of the Intellectual Property that is material to Borrower’s business; (ii) promptly advise Lender in writing of material infringements of the Intellectual Property; and (iii) not allow any Intellectual Property that is material to Borrower’s business to be abandoned without refiling, forfeited (excluding terminal disclaimers in Patents that are filed in the ordinary course of business) or dedicated to the public without Lender’s prior written consent.

6.8 Litigation Cooperation. From the date hereof and continuing through the termination of this Agreement, make available to Lender, without expense to Lender, Borrower and its officers, employees and agents and Borrower’s books and records, to the extent that Lender may deem them reasonably necessary to prosecute or defend any third-party suit or proceeding instituted by or against Lender with respect to any Collateral or relating to Borrower.

6.9 Notices of Litigation and Default. Borrower will give prompt written notice to Lender of any litigation or governmental proceedings pending or threatened (in writing) against Borrower which would reasonably be expected to have a Material Adverse Change. Without limiting or contradicting any other more specific provision of this Agreement, promptly (and in any event within three (3) Business Days) upon Borrower (or any Responsible Officer thereof) becoming aware of the existence of any Event of Default or event which, with the giving of notice or passage of time, or both, would constitute an Event of Default, Borrower shall give written notice to Lender of such occurrence, which such notice shall include a reasonably detailed description of such Event of Default or event which, with the giving of notice or passage of time, or both, would constitute an Event of Default.

6.10 Formation or Acquisition of Subsidiaries. Excluding the Non-Operating Subsidiary, at the time that Borrower or any Subsidiary forms any direct or indirect Subsidiary or acquires any direct or indirect Subsidiary after the Closing Date, Borrower and such Subsidiary shall (a) cause such new Subsidiary which is a Domestic Subsidiary to provide to Bank a joinder to this Agreement to cause such Subsidiary to become a co-borrower hereunder, together with such appropriate financing statements and/or Control Agreements, all in form and substance satisfactory to Lender (including being sufficient to grant Lender a first priority Lien (subject to Permitted Liens) in and to the assets of such newly formed or acquired Subsidiary), (b) provide to Lender appropriate certificates and powers and financing statements, pledging all (or, with respect to any Foreign Subsidiary, not more than 65%) of the direct or beneficial ownership interest in such new Subsidiary, in form and substance satisfactory to Lender, and (c) provide to Lender all other documentation in form and substance satisfactory to Lender, including one or more opinions of counsel satisfactory to Lender, which in its opinion is appropriate with respect to the execution and delivery of the applicable documentation referred to above; and provided that Lender reserves the right reasonably to require any Subsidiary to become a secured guarantor hereunder, in form and substance satisfactory to Lender. Any document, agreement, or instrument executed or issued pursuant to this Section 6.10 shall be a Loan Document.

6.11 Further Assurances. Execute any further instruments and take further action as Lender reasonably requests to perfect or continue Lender’s Lien in the Collateral or to effect the purposes of this Agreement and the other Loan Documents. Deliver to Lender, within five (5) days after the same are sent or received, summaries of all correspondence, reports, documents and other filings with any Governmental Authority regarding compliance with or maintenance of Governmental Approvals or Requirements of Law or that could reasonably be expected to have a material effect on any of the Governmental Approvals or otherwise on the operations of Borrower, the sending or receiving of which could reasonably be expected to be disclosed, referenced or otherwise included in any filing by Borrower with, or action against Borrower by, the SEC; provided that (x) Lender shall be entitled, in its reasonable discretion and upon no less than two (2) Business Days’ prior notice to Borrower, and during normal business hours (in each case, unless an Event of Default has occurred) to physically inspect at Borrower’s premises the actual correspondence, reports, documents and other filings; and (y) Borrower will only be required to provide summaries of correspondence, reports and documents with any Governmental Authority that is a national, regional or international patent authority when Borrower is required to provided notices to Lender under Section 6.2(h).

7 NEGATIVE COVENANTS

Borrower shall not do any of the following without Lender’s prior written consent:

7.1 Dispositions. Convey, sell, lease, transfer or otherwise dispose of (collectively, “Transfer”), or permit any Subsidiary to Transfer, all or any part of its business or property, except for Transfers (a) of Inventory in the ordinary course of business; (b) of worn-out or obsolete Inventory or Equipment; (c) in connection with Permitted Liens (including, without limitation, Permitted Intellectual Property Licenses) and Permitted Investments; (d) Transfers of property in connection with sale-leaseback transactions in connection with any transaction permitted by clause (e) of the definition of Permitted Indebtedness; (e) the Assigned Interests, subject to the Vulcan Subordination Agreement, and (f) other Transfers in an aggregate amount not to exceed $100,000 in any fiscal year.

7.2 Changes in Business, Management, Control, or Business Locations. (a) Engage in or permit any Subsidiary to engage in any business other than the businesses currently engaged in by Borrower or such Subsidiary, as applicable, or reasonably related thereto; (b) liquidate or dissolve; or (c) any Key Person ceases to hold such office with Borrower and a replacement or interim replacement satisfactory to Borrower’s Board of Directors is not made within ninety (90) days after such Key Person’s departure from (or replacement by) Borrower. Borrower shall not, without at least fifteen (15) days’ prior written notice to Lender: (1) add any new offices or business locations, including warehouses (unless such new offices or business locations contain less than Fifty Thousand Dollars ($50,000) in Borrower’s assets or property), (2) change its jurisdiction of organization, (3) change its organizational structure or type, (4) change its legal name, or (5) change any organizational number (if any) assigned by its jurisdiction of organization.

7.3 Mergers or Acquisitions. Merge or consolidate, or permit any Subsidiary to merge or consolidate, with any other Person, or acquire, or permit Any Subsidiary to acquire, all or substantially all of the capital stock or property of another Person, except that (i) a Subsidiary may merge or consolidate into Borrower or another Subsidiary, (ii) Borrower may purchase assets for use in its GPCR program pursuant to the terms of the Exclusive Technology Option Agreement, dated as of September 4, 2008 (and amended November 10, 2009), among Borrower, Patobios Limited, Susan R. George, M.D., Brian F. O’Dowd, Ph.D., and U.S. Bank National Association, as escrow agent (such agreement in the form delivered to Lender as of the Closing Date).

7.4 Indebtedness. Create, incur, assume, or be liable for any Indebtedness, or permit Borrower to do so, other than Permitted Indebtedness.

7.5 Encumbrance. Create, incur, allow, or suffer any Lien on any of the Collateral, or assign or convey any right to receive income, including the sale of any Accounts, or permit any of its Subsidiaries to do so, except for Permitted Liens, permit any Collateral not to be subject to the first priority security interest granted herein, or enter into any agreement, document, instrument or other arrangement (except with or in favor of Lender) with any Person which directly or indirectly prohibits or has the effect of prohibiting Borrower or any Subsidiary from assigning, mortgaging, pledging, granting a security interest in or upon, or encumbering any of Borrower’s or any Subsidiary’s Intellectual Property, except (i) as is otherwise permitted in Section 7.1 hereof, (ii) in connection with transactions that otherwise constitute “Permitted Liens” herein (including, without limitation, Permitted Intellectual Property Licenses), (iii) pursuant to the Platform Development Agreement (provided the same is subject to the Vulcan Subordination Agreement) and (iv) covenants with such restrictions in agreements, provided that such covenants do not prohibit or restrict Borrower from granting a security interest in any of Borrower’s assets (including but not limited to Borrower’s Intellectual Property) in favor of Lender, and provided further that the counter-parties to such covenants are not permitted to, and in fact do not, receive a security interest in any of Borrower’s assets (including but not limited to Borrower’s Intellectual Property).

7.6 Maintenance of Collateral Accounts. Maintain any Collateral Account except pursuant to the terms of Section 6.6(b) hereof.

7.7 Distributions; Investments. (a) Pay any dividends or make any distribution or payment or redeem, retire or purchase any capital stock other than Permitted Distributions; or (b) directly or indirectly acquire or own any Person, or make any Investment in any Person, other than Permitted Investments, or permit any of its Subsidiaries to do so.

7.8 Transactions with Affiliates. Directly or indirectly enter into or permit to exist any material transaction with any Affiliate of Borrower, except for (a) transactions that are in the ordinary course of Borrower’s business, upon fair and reasonable terms (when viewed in the context of any series of transactions of which it may be a part, if applicable) that are no less favorable to Borrower than would be obtained in an arm’s length transaction with a non-affiliated Person; or (b) transactions among Borrower and its Subsidiaries and among Borrower’s Subsidiaries so long as no Event of Default exists or could result therefrom, or (c) indemnification arrangements, employee agreements, compensation arrangements (including equity based compensation) and reimbursement of expenses of current or former officers and directors, in each case, in the ordinary course of Borrower’s business.

7.9 Subordinated Debt. (a) Make or permit any payment on any Subordinated Debt, except under the terms of the subordination, intercreditor, or other similar agreement to which such Subordinated Debt is subject, or (b) amend any provision in any document relating to the Subordinated Debt which would increase the amount thereof or adversely affect the subordination thereof to Obligations owed to Lender.

7.10 Compliance. Become an “investment company” or a company controlled by an “investment company”, under the Investment Company Act of 1940, as amended, or undertake as one of its important activities extending credit to purchase or carry margin stock (as defined in Regulation U of the Board of Governors of the Federal Reserve System), or use the proceeds of any Credit Extension for that purpose; fail to meet the minimum funding requirements of ERISA, permit a Reportable Event or Prohibited Transaction, as defined in ERISA, to occur; fail to comply with the Federal Fair Labor Standards Act or violate any other law or regulation, if the violation could reasonably be expected to have a Material Adverse Change, or permit any of its Subsidiaries to do so; withdraw or permit any Subsidiary to withdraw from participation in, permit partial or complete termination of, or permit the occurrence of any other event with respect to, any present pension, profit sharing and defined benefit plan which could reasonably be expected to result in any Material Adverse Change, including with respect to any liability to the Pension Benefit Guaranty Corporation or its successors or any other governmental agency.

7.11 Indebtedness Payments. Without Lender’s prior written consent, not to be unreasonably withheld, (i) prepay, redeem, purchase, defease or otherwise satisfy in any manner prior to the scheduled repayment thereof any Indebtedness for borrowed money (other than amounts due under this Agreement or due Lender) or lease obligations, (ii) amend, modify or otherwise change the terms of any Indebtedness for borrowed money or lease obligations so as to accelerate the scheduled repayment thereof or (iii) repay any notes to officers, directors or shareholders.

8 EVENTS OF DEFAULT

Any one of the following shall constitute an event of default (an “Event of Default”) under this Agreement:

8.1 Payment Default. Borrower fails to (a) make any payment of principal or interest on any Credit Extension on its due date, or (b) pay any other Obligations within three (3) Business Days after such Obligations are due and payable (which three (3) day grace period shall not apply to payments due on the Maturity Date). During the cure period, the failure to cure the payment default is not an Event of Default (but no Credit Extension will be made during the cure period);

8.2 Covenant Default.

(a) Borrower fails or neglects to perform any obligation in Section 6.2, 6.4, 6.5, 6.6 or 6.10, or violates any covenant in Section 7; or

(b) Borrower fails or neglects to perform, keep, or observe any other term, provision, condition, covenant or agreement contained in this Agreement or any Loan Document to which it is a party, and as to any default (other than those specified in this Section 8) under such other term, provision, condition, covenant or agreement that can be cured, has failed to cure the default within ten (10) days after the occurrence thereof; provided, however, that if the default cannot by its nature be cured within the ten (10) day period or cannot after diligent attempts by Borrower be cured within such ten (10) day period, and such default is likely to be cured within a reasonable time, then Borrower shall have an additional period (which shall not in any case exceed thirty (30) days) to attempt to cure such default, and within such reasonable time period the failure to cure the default shall not be deemed an Event of Default (but no Credit Extensions shall be made during such cure period). Grace periods provided under this section shall not apply, among other things, to financial covenants or any other covenants set forth in subsection (a) above;

8.3 Material Adverse Change. A Material Adverse Change occurs;

8.4 Attachment; Levy; Restraint on Business. (a) (i) The service of process seeking to attach, by trustee or similar process, any funds of Borrower or of any entity under control of Borrower (including a Subsidiary) on deposit or otherwise maintained in any Collateral Account, or (ii) a notice of lien, levy, or assessment is filed against any of Borrower’s assets by any government agency, and the same under subclauses (i) and (ii) hereof are not, within ten (10) days after the occurrence thereof, discharged or stayed (whether through the posting of a bond or otherwise); provided, however, no Credit Extensions shall be made during any ten (10) day cure period; or (b) (i) any material portion of Borrower’s assets is attached, seized, levied on, or comes into possession of a trustee or receiver, or (ii) any court order enjoins, restrains, or prevents Borrower from conducting any material part (individually or in the aggregate) of its business;

8.5 Insolvency. (a) Borrower is unable to pay its debts (including trade debts) as they become due or otherwise becomes insolvent (determined with reference to Section 5.5 hereof); (b) Borrower begins an Insolvency Proceeding; or (c) an Insolvency Proceeding is begun against Borrower and not dismissed or stayed within forty-five (45) days (but no Credit Extensions shall be made while of any of the conditions described in clause (a) exist and/or until any Insolvency Proceeding is dismissed);

8.6 Other Agreements. There is a default in any agreement to which Borrower is a party with a third party or parties resulting in a right by such third party or parties, whether or not exercised, to accelerate the maturity of any Indebtedness in an amount in excess of Two Hundred Fifty Thousand Dollars ($250,000) or that could have a Material Adverse Change;

8.7 Judgments. One or more judgments, orders, or decrees for the payment of money in an amount, individually or in the aggregate, of at least Two Hundred Fifty Thousand Dollars ($250,000) (not covered by independent third-party insurance as to which liability has been accepted by such insurance carrier) shall be rendered against Borrower and shall remain unsatisfied, unvacated, or unstayed for a period of ten (10) days after the entry thereof (provided that no Credit Extensions will be made prior to the satisfaction, vacation, or stay of such judgment, order, or decree);

8.8 Misrepresentations. Borrower or any Person acting for Borrower makes any representation, warranty, or other statement now or later in this Agreement, any Loan Document or in any writing delivered to Lender or to induce Lender to enter this Agreement or any Loan Document, and such representation, warranty, or other statement is incorrect in any material respect when made;

8.9 Subordinated Debt. A default or breach occurs under any agreement between Borrower and any creditor of Borrower that signed a subordination, intercreditor, or other similar agreement with Lender, or any creditor that has signed such an agreement with Lender breaches any terms of such agreement;

8.10 Governmental Approvals. Any Governmental Approval shall have been (a) revoked, rescinded, suspended, modified in an adverse manner or not renewed in the ordinary course for a full term or (b) subject to any decision by a Governmental Authority that designates a hearing with respect to any applications for renewal of any of such Governmental Approval and such decision or such revocation, rescission, suspension, modification or non-renewal has, or could reasonably be expected to have, a Material Adverse Change;

8.11 Change of Control. A Change of Control shall occur.

9 LENDER’S RIGHTS AND REMEDIES

9.1 Rights and Remedies. While an Event of Default occurs and continues Lender may, without notice or demand, do any or all of the following:

(a) declare all Obligations immediately due and payable (but if an Event of Default described in Section 8.5 occurs all Obligations are immediately due and payable without any action by Lender);

(b) stop advancing money or extending credit for Borrower’s benefit under this Agreement or under any other agreement between Borrower and Lender;

(c) settle or adjust disputes and claims directly with Account Debtors for amounts on terms and in any order that Lender considers advisable, notify any Person owing Borrower money of Lender’s security interest in such funds, and verify the amount of such account;

(d) make any payments and do any acts it considers necessary or reasonable to protect the Collateral and/or its security interest in the Collateral. Borrower shall assemble the Collateral if Lender requests and make it available as Lender designates. Lender may enter premises where the Collateral is located, take and maintain possession of any part of the Collateral, and pay, purchase, contest, or compromise any Lien which appears to be prior or superior to its security interest and pay all expenses incurred. Borrower grants Lender a license to enter and occupy any of its premises, without charge, to exercise any of Lender’s rights or remedies;

(e) apply to the Obligations any (i) balances and deposits of Borrower it holds, or (ii) any amount held by Lender owing to or for the credit or the account of Borrower;

(f) ship, reclaim, recover, store, finish, maintain, repair, prepare for sale, advertise for sale, and sell the Collateral. Lender is hereby granted a non-exclusive, royalty-free license or other right to use, without charge, Borrower’s labels, Patents, Copyrights, mask works, rights of use of any name, trade secrets, trade names, Trademarks, service marks, and advertising matter, or any similar property as it pertains to the Collateral, in completing production of, advertising for sale, and selling any Collateral and, in connection with Lender’s exercise of its rights under this Section, Borrower’s rights under all licenses and all franchise agreements inure to Lender’s benefit;

(g) place a “hold” on any account maintained with Lender and/or deliver a notice of exclusive control, any entitlement order, or other directions or instructions pursuant to any Control Agreement or similar agreements providing control of any Collateral;

(h) demand and receive possession of Borrower’s Books; and

(i) exercise all rights and remedies available to Lender under the Loan Documents or at law or equity, including all remedies provided under the Code (including disposal of the Collateral pursuant to the terms thereof).

9.2 Power of Attorney. Borrower hereby irrevocably appoints Lender as its lawful attorney-in-fact, exercisable upon the occurrence and during the continuance of an Event of Default, to: (a) endorse Borrower’s name on any checks or other forms of payment or security; (b) sign Borrower’s name on any invoice or bill of lading for any Account or drafts against Account Debtors; (c) settle and adjust disputes and claims about the Accounts directly with Account Debtors, for amounts and on terms Lender determines reasonable; (d) make, settle, and adjust all claims under Borrower’s insurance policies; (e) pay, contest or settle any Lien, charge, encumbrance, security interest, and adverse claim in or to the Collateral, or any judgment based thereon, or otherwise take any action to terminate or discharge the same; and (f) transfer the Collateral into the name of Lender or a third party as the Code permits. Borrower hereby appoints Lender as its lawful attorney-in-fact to sign Borrower’s name on any documents necessary to perfect or continue the perfection of Lender’s security interest in the Collateral regardless of whether an Event of Default has occurred until all Obligations (other than inchoate indemnity obligations) have been satisfied in full and Lender is under no further obligation to make Credit Extensions hereunder. Lender’s foregoing appointment as Borrower’s attorney in fact, and all of Lender’s rights and powers, coupled with an interest, are irrevocable until all Obligations (other than inchoate indemnity obligations) have been fully repaid and performed and Lender’s obligation to provide Credit Extensions terminates.

9.3 Protective Payments. If Borrower fails to obtain the insurance called for by Section 6.5 or fails to pay any premium thereon or fails to pay any other amount which Borrower is obligated to pay under this Agreement or any other Loan Document, Lender may obtain such insurance or make such payment, and all amounts so paid by Lender are Lender Expenses and immediately due and payable, bearing interest at the then highest applicable rate, and secured by the Collateral. Lender will make reasonable efforts to provide Borrower with notice of Lender obtaining such insurance at the time it is obtained or within a reasonable time thereafter. No payments by Lender are deemed an agreement to make similar payments in the future or Lender’s waiver of any Event of Default.

9.4 Application of Payments and Proceeds. Borrower shall not have any right to specify the order or the accounts to which Lender shall allocate or apply any payments required to be made by Borrower to Lender or otherwise received by Lender under this Agreement when any such allocation or application is not specified elsewhere in this Agreement. If an Event of Default has occurred and is continuing, Lender may apply any funds in its possession, whether from Borrower account balances, payments, proceeds realized as the result of any collection of Accounts or other disposition of the Collateral, or otherwise, to the Obligations in such order as Lender shall determine in its sole discretion. Any surplus shall be paid to Borrower or other Persons legally entitled thereto; Borrower shall remain liable to Lender for any deficiency. If Lender, in its good faith business judgment, directly or indirectly enters into a deferred payment or other credit transaction with any purchaser at any sale of Collateral, Lender shall have the option, exercisable at any time, of either reducing the Obligations by the principal amount of the purchase price or deferring the reduction of the Obligations until the actual receipt by Lender of cash therefor.

9.5 Lender’s Liability for Collateral. So long as Lender complies with its obligations under the Code and with reasonable practices regarding the safekeeping of the Collateral in the possession or under the control of Lender, Lender shall not be liable or responsible for: (a) the safekeeping of the Collateral; (b) any loss or damage to the Collateral; (c) any diminution in the value of the Collateral; or (d) any act or default of any carrier, warehouseman, bailee, or other Person. Subject to Lender’s obligations under the Code, the Credit Parties bear all risk of loss, damage or destruction of the Collateral.

9.6 No Waiver; Remedies Cumulative. Lender’s failure, at any time or times, to require strict performance by Borrower of any provision of this Agreement or any other Loan Document shall not waive, affect, or diminish any right of Lender thereafter to demand strict performance and compliance herewith or therewith. No waiver hereunder shall be effective unless signed by Lender and then is only effective for the specific instance and purpose for which it is given. Lender’s rights and remedies under this Agreement and the other Loan Documents are cumulative. Lender has all rights and remedies provided under the Code, by law, or in equity. Lender’s exercise of one right or remedy is not an election, and shall not preclude Lender from exercising any other remedy under this Agreement or other remedy available at law or in equity, and Lender’s waiver of any Event of Default is not a continuing waiver. Lender’s delay in exercising any remedy is not a waiver, election, or acquiescence.

9.7 Demand Waiver. Borrower, for itself an on behalf of each Subsidiary, waives demand, notice of default or dishonor, notice of payment and nonpayment, notice of any default, nonpayment at maturity, release, compromise, settlement, extension, or renewal of accounts, documents, instruments, chattel paper, and guarantees held by Lender on which Borrower is liable.

10 NOTICES

All notices, consents, requests, approvals, demands, or other communication by any party to this Agreement or any other Loan Document must be in writing and shall be deemed to have been validly served, given, or delivered: (a) upon the earlier of actual receipt and three (3) Business Days after deposit in the U.S. mail, first class, registered or certified mail return receipt requested, with proper postage prepaid; (b) upon transmission, when sent by electronic mail or facsimile transmission; (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid; or (d) when delivered, if hand-delivered by messenger, all of which shall be addressed to the party to be notified and sent to the address, facsimile number, or email address indicated below. Lender or Borrower may change its mailing or electronic mail address or facsimile number by giving the other party written notice thereof in accordance with the terms of this Section 10.

If to Borrower:	OMEROS CORPORATION
1420 5th Avenue, Suite 2600 Seattle, WA 98101
Attn: Chief Executive Officer
Fax: 206-676-5005
Email: gdemopulos@omeros.com

With a copy to:	OMEROS CORPORATION
1420 5th Avenue, Suite 2600 Seattle, WA 98101
Attn: General Counsel
Fax: 206-676-5005
Email: mkelbon@omeros.com

If to Lender:	OXFORD FINANCE CORPORATION
133 N. Fairfax Street
Alexandria, VA 22314
Attn: Tim A. Lex, Chief Operating Officer
Fax: (703) 519-5225
Email: tlex@oxfordfinance.com

11 CHOICE OF LAW, VENUE, JURY TRIAL WAIVER AND JUDICIAL REFERENCE

California law governs the Loan Documents without regard to principles of conflicts of law. Borrower and Lender each submit to the exclusive jurisdiction of the State and Federal courts in San Diego County, California; provided, however, that nothing in this Agreement shall be deemed to operate to preclude Lender from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Lender. Borrower expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court, and Borrower hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court. Borrower hereby waives personal service of the summons, complaints, and other process issued in such action or suit and agrees that service of such summons, complaints, and other process may be made by registered or certified mail addressed to Borrower at the address set forth in Section 10 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid.

TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, BORROWER AND LENDER EACH WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE LOAN DOCUMENTS OR ANY CONTEMPLATED TRANSACTION, INCLUDING CONTRACT, TORT, BREACH OF DUTY AND ALL OTHER CLAIMS. THIS WAIVER IS A MATERIAL INDUCEMENT FOR BOTH PARTIES TO ENTER INTO THIS AGREEMENT. EACH PARTY HAS REVIEWED THIS WAIVER WITH ITS COUNSEL.

WITHOUT INTENDING IN ANY WAY TO LIMIT THE PARTIES’ AGREEMENT TO WAIVE THEIR RESPECTIVE RIGHT TO A TRIAL BY JURY, if the above waiver of the right to a trial by jury is not enforceable, the parties hereto agree that any and all disputes or controversies of any nature between them arising at any time shall be decided by a reference to a private judge, mutually selected by the parties (or, if they cannot agree, by the Presiding Judge of the San Diego County, California Superior Court) appointed in accordance with California Code of Civil Procedure Section 638 (or pursuant to comparable provisions of federal law if the dispute falls within the exclusive jurisdiction of the federal courts), sitting without a jury, in San Diego County, California; and the parties hereby submit to the jurisdiction of such court. The reference proceedings shall be conducted pursuant to and in accordance with the provisions of California Code of Civil Procedure §§ 638 through 645.1, inclusive. The private judge shall have the power, among others, to grant provisional relief, including without limitation, entering temporary restraining orders, issuing preliminary and permanent injunctions and appointing receivers. All such proceedings shall be closed to the public and confidential and all records relating thereto shall be permanently sealed. If during the course of any dispute, a party desires to seek provisional relief, but a judge has not been appointed at that point pursuant to the judicial reference procedures, then such party may apply to the San Diego County, California Superior Court for such relief. The proceeding before the private judge shall be conducted in the same manner as it would be before a court under the rules of evidence applicable to judicial proceedings. The parties shall be entitled to discovery which shall be conducted in the same manner as it would be before a court under the rules of discovery applicable to judicial proceedings. The private judge shall oversee discovery and may enforce all discovery rules and order applicable to judicial proceedings in the same manner as a trial court judge. The parties agree that the selected or appointed private judge shall have the power to decide all issues in the action or proceeding, whether of fact or of law, and shall report a statement of decision thereon pursuant to the California Code of Civil Procedure § 644(a). Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral, or obtain provisional remedies. The private judge shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

12 GENERAL PROVISIONS

12.1 Successors and Assigns. This Agreement binds and is for the benefit of the successors and permitted assigns of each party. Borrower may not assign this Agreement or any rights or obligations under it without Lender’s prior written consent (which may be granted or withheld in Lender’s discretion). Lender has the right, without the consent of or notice to Borrower, to sell, transfer, negotiate, or grant participation in all or any part of, or any interest in, Lender’s obligations, rights, and benefits under this Agreement and the other Loan Documents.

12.2 Indemnification. Borrower agrees to indemnify, defend and hold Lender and its directors, officers, employees, agents, attorneys, or any other Person affiliated with or representing Lender (each, an “Indemnified Person”) harmless against: (a) all obligations, demands, claims, and liabilities (collectively, “Claims”) claimed or asserted by any other party in connection with the transactions contemplated by the Loan Documents; and (b) all losses or expenses (including Lender Expenses) in any way suffered, incurred, or paid by such Indemnified Person as a result of, following from, consequential to, or arising from transactions between Lender and Borrower (including reasonable attorneys’ fees and expenses), except for Claims and/or losses directly caused by such Indemnified Person’s gross negligence or willful misconduct.

12.3 Time of Essence. Time is of the essence for the performance of all Obligations in this Agreement.

12.4 Severability of Provisions. Each provision of this Agreement is severable from every other provision in determining the enforceability of any provision.

12.5 Correction of Loan Documents. Lender may correct patent errors and fill in any blanks in the Loan Documents consistent with the agreement of the parties so long as Lender provides Borrower with written notice of such correction and allows Borrower at least ten (10) days to object to such correction. In the event of such objection, such correction shall not be made except by an amendment signed by both Lender and Borrower.

12.6 Amendments in Writing; Integration. All amendments to this Agreement must be in writing and signed by both Lender and Borrower. This Agreement and the Loan Documents represent the entire agreement about this subject matter and supersede prior negotiations or agreements. All prior agreements, understandings, representations, warranties, and negotiations between the parties about the subject matter of this Agreement and the Loan Documents merge into this Agreement and the Loan Documents.

12.7 Counterparts. This Agreement may be executed in any number of counterparts and by different parties on separate counterparts, each of which, when executed and delivered, are an original, and all taken together, constitute one Agreement.

12.8 Survival. All covenants, representations and warranties made in this Agreement continue in full force until this Agreement has terminated pursuant to its terms and all Obligations (other than inchoate indemnity obligations and any other obligations which, by their terms, are to survive the termination of this Agreement) have been satisfied. The obligation of Borrower in Section 12.2 to indemnify Lender shall survive until the statute of limitations with respect to such claim or cause of action shall have run.

12.9 Confidentiality. In handling any confidential information, Lender shall exercise the same degree of care that it exercises for its own proprietary information, but disclosure of such confidential information may be made: (a) to Lender’s Subsidiaries or Affiliates in connection with their present or prospective business relations with the Borrower (provided, however, Lender shall use commercially reasonable efforts to obtain such Subsidiaries’ or Affiliates’ agreement to the terms of this provision prior to such disclosure); (b) to prospective transferees or purchasers of any interest in the Credit Extensions (provided, however, Lender shall use commercially reasonable efforts to obtain such prospective transferee’s or purchaser’s agreement to the terms of this provision prior to such disclosure); (c) as required by law, regulation, subpoena, or other order; (d) to Lender’s regulators or as otherwise required in connection with Lender’s examination or audit; (e) as Lender considers appropriate in exercising remedies under the Loan Documents; and (f) to third-party service providers of Lender so long as such service providers have executed a confidentiality agreement with Lender with terms no less restrictive than those contained herein. Confidential information (A) means information about the disclosing party’s financial condition and projections; business, marketing or strategic plans; customer lists or other customer information; price lists; databases; trade secrets; inventions; targets (genes or proteins); research and development information, know-how, inventions, technical data, knock-out and knock-in mouse strains, gene expression profiles, behavioral and physiological assays, phenotypes, cell lines, cellular, biochemical and chemical assays, chemical structures, chemical structure-activity relationships, formulae, treatment methods, clinical trial design criteria, protocols, case report forms, investigators’ brochures, drawings, models, samples, processes, chemistry, manufacturing and controls information, regulatory information, and any type of product development, product prototypes and designs; techniques, formulae, algorithms and other non-public process information; and software (including source code, object code and machine code) relating to the foregoing; and (B) does not include information that either: (i) is in the public domain or in Lender’s possession when disclosed to Lender, or becomes part of the public domain after disclosure to Lender through no fault of Lender; or (ii) is disclosed to Lender by a third party, if Lender does not know that the third party is prohibited from disclosing the information.

Lender may use confidential business and financial information solely for the following lawful purposes that are consistent with the foregoing and the purposes of this Agreement: for the development of internal client databases, reporting purposes, and internal market analysis, so long as Lender does not disclose Borrower’s identity or the identity of any person associated with Borrower or Borrower’s Confidential Information to any third parties unless otherwise expressly permitted by this Agreement; provided that, without limiting the foregoing, Lender may use Borrower’s name in advertisements (including “tombstones”) relating to this Agreement. The provisions of the immediately preceding sentence shall survive the termination of this Agreement.

12.10 Attorneys’ Fees, Costs and Expenses. In any action or proceeding between Borrower and Lender arising out of or relating to the Loan Documents, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and other costs and expenses incurred, in addition to any other relief to which it may be entitled.

12.11 Electronic Execution of Documents. The words “execution,” “signed,” “signature” and words of like import in any Loan Document shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity and enforceability as a manually executed signature or the use of a paper-based recordkeeping systems, as the case may be, to the extent and as provided for in any applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

12.12 Captions. The headings used in this Agreement are for convenience only and shall not affect the interpretation of this Agreement.

12.13 Construction of Agreement. The parties mutually acknowledge that they and their attorneys have participated in the preparation and negotiation of this Agreement. In cases of uncertainty this Agreement shall be construed without regard to which of the parties caused the uncertainty to exist.

12.14 Relationship. The relationship of the parties to this Agreement is determined solely by the provisions of this Agreement. The parties do not intend to create any agency, partnership, joint venture, trust, fiduciary or other relationship with duties or incidents different from those of parties to an arm’s-length contract.

12.15 Third Parties. Nothing in this Agreement, whether express or implied, is intended to: (a) confer any benefits, rights or remedies under or by reason of this Agreement on any persons other than the express parties to it and their respective permitted successors and assigns; (b) relieve or discharge the obligation or liability of any person not an express party to this Agreement; or (c) give any person not an express party to this Agreement any right of subrogation or action against any party to this Agreement.

13 DEFINITIONS

13.1 Definitions. As used in the Loan Documents, the word “shall” is mandatory, the word “may” is permissive, the word “or” is not exclusive, the words “includes” and “including” are not limiting, the singular includes the plural, and numbers denoting amounts that are set off in brackets are negative. As used in this Agreement, the following capitalized terms have the following meaning:

“Account” is any “account” as defined in the Code with such additions to such term as may hereafter be made, and includes, without limitation, all accounts receivable and other sums owing to Borrower.

“Account Debtor” is any “account debtor” as defined in the Code with such additions to such term as may hereafter be made.

“Affiliate” is, with respect to any Person, each other Person that owns or controls directly or indirectly the Person, any Person that controls or is controlled by or is under common control with the Person, and each of that Person’s senior executive officers, directors, partners and, for any Person that is a limited liability company, that Person’s managers and members.

“Agreement” is defined in the preamble hereof.

“Assigned Interests” has the meaning ascribed in the Platform Development Agreement.

“Bluecrest” means BlueCrest Venture Finance Master Fund Limited.

“Borrower” is defined in the preamble hereof.

“Borrower’s Books” are all Borrower’s books and records including ledgers, federal and state tax returns, records regarding Borrower’s assets or liabilities, the Collateral, business operations or financial condition, and all computer programs or storage or any equipment containing such information.

“Borrowing Resolutions” are, with respect to any Person, those resolutions adopted by such Person’s Board of Directors and delivered by such Person to Lender approving the Loan Documents to which such Person is a party and the transactions contemplated thereby, together with a certificate executed by its secretary on behalf of such Person certifying that (a) such Person has the authority to execute, deliver, and perform its obligations under each of the Loan Documents to which it is a party, (b) that attached as Exhibit A to such certificate is a true, correct, and complete copy of the resolutions then in full force and effect authorizing and ratifying the execution, delivery, and performance by such Person of the Loan Documents to which it is a party, (c) the name(s) of the Person(s) authorized to execute the Loan Documents on behalf of such Person, together with a sample of the true signature(s) of such Person(s), and (d) that Lender may conclusively rely on such certificate unless and until such Person shall have delivered to Lender a further certificate canceling or amending such prior certificate.

“Business Day” is any day that is not a Saturday, Sunday or a day on which Lender is closed.

“Cash Equivalents” means (a) marketable direct obligations issued or unconditionally guaranteed by the United States or any agency or any State thereof having maturities of not more than one (1) year from the date of acquisition; (b) commercial paper maturing no more than one (1) year after its creation and having the highest rating from either Standard & Poor’s Ratings Group or Moody’s Investors Service, Inc.; (c) Lender’s certificates of deposit issued maturing no more than one (1) year after issue; and (d) money market funds at least ninety-five percent (95%) of the assets of which constitute Cash Equivalents of the kinds described in clauses (a) through (c) of this definition.

“Change in Control” means any event, transaction, or occurrence as a result of which (a) any “person” (as such term is defined in Sections 3(a)(9) and 13(d)(3) of the Exchange Act), other than a trustee or other fiduciary holding securities under an employee benefit plan of Borrower, is or becomes a beneficial owner (within the meaning Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of Borrower, representing forty-nine percent (49%) or more of the combined voting power of Borrower’s then outstanding securities; or (b) during any period of twelve consecutive calendar months, individuals who at the beginning of such period constituted the Board of Directors of Borrower (together with any new directors whose election by the Board of Directors of Borrower was approved by a majority of the directors then still in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason other than death or disability to constitute a majority of the directors then in office.

“Closing Date” is defined in the preamble of this Agreement.

“Closing Date Advance” is defined in Section 2.1.1(a)(i).

“Code” is the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the Code is used to define any term herein or in any Loan Document and such term is defined differently in different Articles or Divisions of the Code, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Lender’s Lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term “Code” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes on the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.

“Collateral” is any and all properties, rights and assets of Borrower described on Exhibit A.

“Collateral Account” is any Deposit Account, Securities Account, or Commodity Account.

“Commodity Account” is any “commodity account” as defined in the Code with such additions to such term as may hereafter be made.

“Compliance Certificate” is that certain certificate in the form attached hereto as Exhibit B.

“Contingent Obligation” is, for any Person, any direct or indirect liability, contingent or not, of that Person for (a) any indebtedness, lease, dividend, letter of credit or other obligation of another Person such as an obligation directly or indirectly guaranteed, endorsed, co-made, discounted or sold with recourse by that Person, or for which that Person is directly or indirectly liable; (b) any obligations for undrawn letters of credit for the account of that Person; and (c) all obligations from any interest rate, currency or commodity swap agreement, interest rate cap or collar agreement, or other agreement or arrangement designated to protect a Person against fluctuation in interest rates, currency exchange rates or commodity prices; but “Contingent Obligation” does not include endorsements in the ordinary course of business. The amount of a Contingent Obligation is the stated or determined amount of the primary obligation for which the Contingent Obligation is made or, if not determinable, the maximum reasonably anticipated liability for it determined by the Person in good faith; but the amount may not exceed the maximum of the obligations under any guarantee or other support arrangement.

“Control Agreement” is any control agreement entered into among the depository institution at which Borrower maintains a Deposit Account or the securities intermediary or commodity intermediary at which Borrower maintains a Securities Account or a Commodity Account, Borrower, and Lender pursuant to which Lender obtains control (within the meaning of the Code) over such Deposit Account, Securities Account, or Commodity Account.

“Copyrights” are any and all copyright rights, copyright applications, copyright registrations and like protections in each work or authorship and derivative work thereof, whether published or unpublished and whether or not the same also constitutes a trade secret.

“Credit Extension” is any Growth Capital Advance, or any other extension of credit by Lender for Borrower’s benefit.

“Default Rate” is defined in Section 2.2(b).

“Deposit Account” is any “deposit account” as defined in the Code with such additions to such term as may hereafter be made.

“Designated Deposit Account” is Borrower’s deposit account designated in the Perfection Certificate delivered to Lender as of the Closing Date or as otherwise updated by Borrower from time to time by written notice to Lender.

“Disbursement Letter” is that certain form attached hereto as Exhibit D.

“Dollars,” “dollars” and “$” each mean lawful money of the United States.

“Domestic Subsidiary” means any Subsidiary organized in any jurisdiction within the United States.

“Equipment” is all “equipment” as defined in the Code with such additions to such term as may hereafter be made, and includes without limitation all machinery, fixtures, goods, vehicles (including motor vehicles and trailers), and any interest in any of the foregoing.

“ERISA” is the Employee Retirement Income Security Act of 1974, and its regulations.

“Event of Default” is defined in Section 8.

“Final Payment” means a fee (in addition to and not a substitution for any other payment due hereunder) (i) on account of the Closing Date Advance, in the amount of Five Hundred Thousand Dollars ($500,000); and (ii) on account of the Tranche 2 Advance, in the additional amount of five percent (5.00%) of the Tranche 2 Advance, decreasing by two tenths of one percent (0.20%) for each month after the Closing Date before the Tranche 2 Advance is made; so that, for example, if the Tranche 2 Advance is made on or about April 30, 2011, the Final Payment on account of the Tranche 2 Advance would be three and eight tenths of one percent (3.80%) of the Tranche 2 Advance, or Three Hundred Eighty Thousand Dollars ($380,000).

“Foreign Subsidiary” means any Subsidiary which is not a Domestic Subsidiary.

“Funding Date” is the date on which any Growth Capital Advance is made to or on account of Borrower.

“GAAP” is generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other Person as may be approved by a significant segment of the accounting profession, which are applicable to the circumstances as of the date of determination.

“General Intangibles” is all “general intangibles” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation, all Intellectual Property, claims, income and other tax refunds, security and other deposits, payment intangibles, contract rights, options to purchase or sell real or personal property, rights in all litigation presently or hereafter pending (whether in contract, tort or otherwise), insurance policies (including without limitation key man, property damage, and business interruption insurance), payments of insurance and rights to payment of any kind.

“Governmental Approval” is any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority.

“Governmental Authority” is any nation or government, any state or other political subdivision thereof, any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative functions of or pertaining to government, any securities exchange and any self-regulatory organization.

“Growth Capital Advance” and “Growth Capital Advances” is defined in Section 2.1.1(a).

“Growth Capital Amortization Date” means November 1, 2011.

“Indebtedness” is (a) indebtedness for borrowed money or the deferred price of property (excluding any royalty, milestone or other payments resulting from the acquisition, licensing or other similar arrangement related to inbound intellectual property, or grants, provided that any agreements related to any of the foregoing are on commercially reasonable terms, negotiated at arm’s-length, entered into in the ordinary course of Borrower’s business and do not include the granting by Borrower of any Liens in any of Borrower’s assets) or services, such as reimbursement and other obligations for surety bonds and letters of credit, (b) obligations evidenced by notes, bonds, debentures or similar instruments, (c) capital lease obligations, and (d) Contingent Obligations.

“Indemnified Person” is defined in Section 12.2.

“Insolvency Proceeding” is any proceeding by or against any Person under the United States Bankruptcy Code, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, or other relief.

“Intellectual Property” means all of Borrower’s right, title, and interest in and to the following:

(a) its Copyrights, Trademarks and Patents;

(b) any and all trade secrets and trade secret rights, including, without limitation, any rights to unpatented inventions, know-how, operating manuals, clinical and non-clinical data, methods, processes, drawings, specifications or information and all memoranda, notes and records with respect to any research and development, any and all rights to computer software (including source code and object code);

(c) any and all source code;

(d) any and all design rights which may be available to Borrower;

(e) any and all claims for damages by way of past, present and future infringement of any of the foregoing, with the right, but not the obligation, to sue for and collect such damages for said use or infringement of the Intellectual Property rights identified above;

(f) all amendments, renewals and extensions of any of the Copyrights, Trademarks or Patents; and

(g) all license rights with respect to any of the foregoing.

“Interest Only Period” means the period of time commencing on the Funding Date through the day before the Growth Capital Amortization Date.

“Inventory” is all “inventory” as defined in the Code in effect on the date hereof with such additions to such term as may hereafter be made, and includes without limitation all merchandise, raw materials, parts, supplies, packing and shipping materials, work in process and finished products, including without limitation such inventory as is temporarily out of Borrower’s custody or possession or in transit and including any returned goods and any documents of title representing any of the above.

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

“Key Person” is Greg A. Demopulos, M.D., Borrower’s Chief Executive Officer.

“Lender” is defined in the preamble hereof.

“Lender Expenses” are all audit fees and expenses, costs, and expenses (including reasonable attorneys’ fees and expenses) for preparing, amending, negotiating, administering, defending and enforcing the Loan Documents (including, without limitation, those incurred in connection with appeals or Insolvency Proceedings) or otherwise incurred with respect to Borrower.

“LIBOR Rate” means, an interest rate per annum (rounded upward, if necessary, to the nearest 1/10,000th of one percent (0.0001%)) equal to LIBOR on the applicable Funding Date.

“LIBOR Margin” is 8.25%.

“LIBOR” means the rate of interest per annum determined by Lender to be the per annum rate of interest at which deposits in United States Dollars are offered to Lender in the London interbank market (rounded upward, if necessary, to the nearest 1/10,000th of one percent (0.0001%)) in which Lender customarily participates at 11:00 a.m. (local time in such interbank market) for a 3-month period and published in The Wall Street Journal two (2) Business Days prior to the making of a Growth Capital Advance and in an amount approximately equal to the amount of such Growth Capital Advance.

“Lien” is a claim, mortgage, deed of trust, levy, charge, pledge, security interest or other encumbrance of any kind, whether voluntarily incurred or arising by operation of law or otherwise against any property.

“Loan Documents” are, collectively, this Agreement, the Perfection Certificate, the Promissory Notes, the Disbursement Letter, any other note, or notes or guaranties executed by Borrower or any Subsidiary, and any other present or future agreement between Borrower and/or any Subsidiary for the benefit of Lender in connection with this Agreement, all as amended, restated, or otherwise modified.

“Material Adverse Change” means a material adverse effect upon (i) the business operations, properties, assets, results of operations or financial condition of Borrower, taken as a whole with respect to Borrower’s viability, that reasonably would be expected to result in Borrower’s inability to repay any portion of the Growth Capital Advances in accordance with the terms hereof, (ii) the validity, perfection, value or priority of Lender’s security interest in the Collateral, (iii) the enforceability of any material provision of this Loan Agreement or any other Loan Document or (iv) the ability of Lender to enforce its rights and remedies under this Loan Agreement or any other Loan Document.

“Maturity Date” is October 21, 2014, or such earlier date as any Growth Capital Advance or any portion of the Obligations is accelerated, whether by prepayment or otherwise.

“Non-Operating Subsidiary” means nura, inc., a wholly-owned Subsidiary of Borrower, so long as such Subsidiary (i) shall not have assets consisting of more than $25,000 in its deposit accounts and (ii) shall not maintain any on-going business operations.

“Obligations” are Borrower’s obligation to pay when due any debts, principal, interest, Lender Expenses and other amounts Borrower owes Lender now or later, whether under this Agreement, the Loan Documents, or otherwise, including, without limitation, the Final Payment, the Prepayment Fee, and including interest accruing after Insolvency Proceedings begin and debts, liabilities, or obligations of Borrower assigned to Lender, and the performance of Borrower’s duties under the Loan Documents.

“Operating Documents” are, for any Person, such Person’s formation documents, as certified with the Secretary of State of such Person’s state of formation on a date that is no earlier than 30 days prior to the Closing Date, and, (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto.

“Patents” means all patents, patent applications and like protections including without limitation improvements, divisions, continuations, renewals, reissues, extensions and continuations-in-part of the same.

“Perfection Certificate” is defined in Section 5.1.

“Permitted Distributions” means:

(a) purchases of capital stock from former employees, consultants and directors pursuant to repurchase agreements or other similar agreements in an aggregate amount not to exceed $100,000 in any fiscal year, provided that at the time of such purchase no Event of Default has occurred and is continuing;

(b) distributions or dividends consisting solely of Borrower’s capital stock;

(c) purchases for value of any rights distributed in connection with any stockholder rights plan;

(d) purchases of capital stock or options to acquire such capital stock with the proceeds received from a substantially concurrent issuance of capital stock or convertible securities;

(e) purchases of capital stock pledged as collateral for loans to employees;

(f) purchases of capital stock in connection with the exercise of stock options or stock appreciation rights by way of cashless exercise or in connection with the satisfaction of withholding tax obligations; and

(g) purchases of fractional shares of capital stock in connection with stock splits, dividends or combinations or the exercise or conversion of convertible securities or options or warrants to acquire securities, not to exceed $25,000 in the aggregate in any fiscal year.

“Permitted Indebtedness” is:

(a) Borrower’s Indebtedness to Lender under this Agreement and any other Loan Document;

(b)(i) any Indebtedness that does not exceed $100,000 in principal amount existing on the Closing Date, and (ii) any Indebtedness in excess of $100,000 in principal amount existing on the Closing Date and shown on the Perfection Certificate;

(c) Subordinated Debt;

(d) unsecured Indebtedness to trade creditors incurred in the ordinary course of business;

(e) capitalized leases and purchase money Indebtedness not to exceed $1,500,000 in the aggregate outstanding during the term hereof secured by Permitted Liens; and

(f) refinanced Permitted Indebtedness, provided that the amount of such Indebtedness is not increased except by an amount equal to a reasonable premium or other reasonable amount paid in connection with such refinancing and by an amount equal to any existing, but unutilized, commitment thereunder;

(g) guaranties of Permitted Indebtedness;

(h) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business;

(i) Indebtedness consisting of interest rate, currency, or commodity swap agreements, interest rate cap or collar agreements or arrangements entered into in the ordinary course of business and designated to protect Borrower or its Subsidiaries against fluctuations in interest rates, currency exchange rates, or commodity prices;

(j) Indebtedness that otherwise constitutes a Permitted Investment under paragraph (c) of the definition of Permitted Investment;

(k) earn-out obligations or deferred payments of consideration in connection with any transaction permitted by Section 7.3;

(l) Indebtedness incurred in connection with the Platform Development Agreement, provided the same is subject to the Vulcan Subordination Agreement; and

(m) other Indebtedness in an aggregate amount outstanding not to exceed $100,000.

“Permitted Intellectual Property Licenses” are: (i) non-exclusive licenses of Intellectual Property granted to third parties in the ordinary course of business, (ii) licenses of Intellectual Property that could not result in a legal transfer of title of the licensed property but that may be exclusive or non-exclusive with respect to territory, field(s) of use, rights to research, develop, commercialize, manufacture, market and/or distribute, and (iii) exclusive or non-exclusive licenses, assignments or other conveyance of rights to Intellectual Property directly related to specific G protein-coupled receptor(s) and/or compounds interacting with such G protein-coupled receptor(s).

“Permitted Investments” are:

(a) Investments shown on the Perfection Certificate and existing on the Closing Date;

(b) Investments permitted by Borrower’s investment policy, as amended from time to time, provided that such investment policy (and any amendment thereto) has been approved by Lender;

(c) Investments (i) by Borrower in Subsidiaries (other than Non-Operating Subsidiary) not to exceed $100,000 in the aggregate in any fiscal year, (ii) Investments by Borrower in any Domestic Subsidiary that has guarantied the Obligations hereunder and (iii) by Subsidiaries in other Subsidiaries or in Borrower (in each case, other than Non-Operating Subsidiary);

(d) Investments consisting of Collateral Accounts in the name of Borrower or any Subsidiary so long as Lender has a first priority, perfected security interest in such Collateral Accounts;

(e) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(f) Investments permitted by Section 7.3;

(g) joint ventures or strategic alliances in the ordinary course of Borrower’s business consisting of the non-exclusive licensing of technology, the development of technology or the providing of technical support, provided that any cash investments by Borrower do not exceed $100,000 in the aggregate in any fiscal year;

(h) Investments consisting of extensions of credit to Borrower’s or its Subsidiaries’ customers in the nature of accounts receivable, prepaid royalties or notes receivable in the ordinary course of business arising from the sale or lease of goods, provision of services or licensing activities of Borrower;

(i) Investments (including debt obligations) received in connection with the bankruptcy or reorganization of customers or suppliers and in settlement of delinquent obligations of, and other disputes with, customers or suppliers arising in the ordinary course of business;

(j) Investments consisting of interest rate, currency, or commodity swap agreements, interest rate cap or collar agreements or arrangements entered into in the ordinary course of business and designated to protect a Person against fluctuations in interest rates, currency exchange rates, or commodity prices;

(k) Investments consisting of travel advances and employee relocation loans and other employee loans and advances in the ordinary course of business, in an amount not to exceed $100,000 in any fiscal year; and

(l) Other Investments in an amount not to exceed $100,000 at any time during the term hereof.

Notwithstanding the foregoing, Permitted Investments shall not include, and Borrower and each Subsidiary is prohibited from purchasing, purchasing participations in, entering into any type of municipal bonds with a long-term nominal maturity for which the interest rate is reset through a dutch auction and more commonly referred to as an “auction rate security.”

“Permitted Liens” are:

(a)(i) Liens securing Permitted Indebtedness described under clause (b) of the definition of “Permitted Indebtedness” or (ii) Liens arising under this Agreement or other Loan Documents;

(b) Liens for taxes, fees, assessments or other government charges or levies, either not delinquent or being contested in good faith and for which Borrower maintains adequate reserves on its Books, provided that no notice of any such Lien has been filed or recorded under the Internal Revenue Code of 1986, as amended, and the Treasury Regulations adopted thereunder;

(c) Liens (including with respect to capital leases) (i) on property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof) acquired or held by Borrower or its Subsidiaries incurred for financing such property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof) other than Accounts, Inventory, and Financed Equipment, or (ii) existing on property (and accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof) when acquired other than Accounts, Inventory, and Financed Equipment, if the Lien is confined to such property (including accessions, additions, parts, replacements, fixtures, improvements and attachments thereto, and the proceeds thereof);

(d) Liens incurred in the extension, renewal or refinancing of the indebtedness secured by Liens described in (a) through (c), but any extension, renewal or replacement Lien must be limited to the property encumbered by the existing Lien and the principal amount of the indebtedness it secures may not increase;

(e) leases or subleases of real property granted in the ordinary course of Borrower’s business, and leases, subleases, non-exclusive licenses or sublicenses of personal property (other than Intellectual Property) granted in the ordinary course of Borrower’s business, if the leases, subleases, licenses and sublicenses do not prohibit granting Lender a security interest therein;

(f) Permitted Intellectual Property Licenses;

(g) leases or subleases granted in the ordinary course of Borrower’s business, including in connection with Borrower’s leased premises or leased property;

(h) Liens in favor of other financial institutions arising in connection with Borrower’s deposit or securities accounts held at such institutions;

(i) Liens of carriers, warehousemen, suppliers, or other Persons that are possessory in nature arising in the ordinary course of business and which are not delinquent or remain payable without penalty or which are being contested in good faith and by appropriate proceedings which proceedings have the effect of preventing the forfeiture or sale of the property subject thereto;

(j) Liens to secure payment of workers’ compensation, employment insurance, old-age pensions, social security and other like obligations incurred in the ordinary course of business (other than Liens imposed by ERISA);

(k) Liens in favor of custom and revenue authorities arising as a matter of law to secure the payment of custom duties in connection with the importation of goods;

(l) Liens arising from attachments or judgments, orders, or decrees in circumstances not constituting an Event of Default under Sections 8.4 and 8.7;

(m) Liens on insurance proceeds in favor of insurance companies granted solely to secure financed insurance premiums;

(n) deposits to secure the performance of bids, trade contracts (other than for borrowed money), contracts for the purchase of property, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case, incurred in the ordinary course of business and not representing an obligation for borrowed money; and

(o) Liens securing Borrower’s performance of the Platform Development Agreement provided the same are subject to the Vulcan Subordination Agreement.

“Person” is any individual, sole proprietorship, partnership, limited liability company, joint venture, company, trust, unincorporated organization, association, corporation, institution, public benefit corporation, firm, joint stock company, estate, entity or government agency.

“Platform Development Agreement” is that certain Platform Development Funding Agreement by and between Borrower and Vulcan dated as of October 21, 2010.

“Prepayment Fee” is an additional fee payable to the Lender in the amount equal to one percent (1.0%) of the principal amount of any portion of the Growth Capital Advances prepaid.

“Promissory Note” means a Promissory Note in substantially the form attached hereto as Exhibit C.

“Registered Organization” is any “registered organization” as defined in the Code with such additions to such term as may hereafter be made

“Requirement of Law” is as to any Person, the organizational or governing documents of such Person, and any law (statutory or common), treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” is any of the Chief Executive Officer, President, Chief Financial Officer and Senior Director of Finance of Borrower.

“Restricted License” is any license or other agreement with respect to which Borrower is the licensee, the failure, breach or termination of which could reasonably be expected to have a Material Adverse Change.

“SEC” is the Securities Exchange Commission or any successor or replacement Governmental Authority.

“Securities Account” is any “securities account” as defined in the Code with such additions to such term as may hereafter be made.

“Subordinated Debt” is (a) Indebtedness incurred by Borrower subordinated to Borrower’s Indebtedness owed to Lender and which is reflected in a written agreement in a manner and form reasonably acceptable to Lender and approved by Lender in writing, and (b) to the extent the terms of subordination do not change adversely to Lender, refinancings, refundings, renewals, amendments or extensions of any of the foregoing.

“Subsidiary” is, as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless the context otherwise requires, each reference to a Subsidiary herein shall be a reference to a Subsidiary of Borrower.

“Trademarks” means any trademark and servicemark rights, whether registered or not, applications to register and registrations of the same and like protections, and the entire goodwill of the business of Borrower connected with and symbolized by such trademarks.

“Tranche 2 Advance” is defined in Section 2.1.1(a)(ii).

“Transfer” is defined in Section 7.1.

“Vulcan” is Vulcan Inc., a Washington corporation.

“Vulcan Subordination Agreement” is that certain Subordination Agreement, dated as of the Closing Date, by and between Lender and Vulcan, in form and content reasonably acceptable to Lender, with respect to the Platform Development Agreement.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the Closing Date.

BORROWER:

OMEROS CORPORATION

By	/s/ Gregory A. Demopulos

Name:	Gregory A. Demopulos, M.D.

Title:	Chairman and CEO

LENDER:

OXFORD FINANCE CORPORATION

By	/s/ John G. Henderson

Name:	John G. Henderson

Title:	Vice President & General Counsel

[Signature Page to Loan and Security Agreement]

EXHIBIT A – COLLATERAL DESCRIPTION

The Collateral consists of all of Borrower’s right, title and interest in and to the following personal property:

All goods, Accounts (including health-care receivables), Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, General Intangibles, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

All Borrower’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

Notwithstanding the foregoing, the Collateral does not include any of the following, whether now owned or hereafter acquired: (i) any Intellectual Property, provided, however, the Collateral shall include all Accounts, license fees and royalty fees and other revenues, proceeds, or income arising out of or relating to any of the Intellectual Property, (ii) any of the outstanding capital stock or other equity interests of any Subsidiary of Borrower organized under the laws of any jurisdiction other than the United States, any State thereof or the District of Columbia in excess of 65% of the voting power of all classes of such capital stock or other equity interests of such Subsidiary entitled to vote, (iii) Borrower’s cash collateral account maintained at Comerica Bank to secure certain lease obligations, provided that the principal amount of such cash collateral account shall not exceed $250,000, but only for such times as Borrower is obligated to maintain such cash collateral account in respect of such lease obligations. Borrower shall make appropriate entries upon its financial statements and its books and records disclosing Lender’s security interest in the Collateral, or (iv) equipment that is subject to a Lien securing the financing of the purchase price of such equipment and made in favor of US Bancorp Business Equipment Finance Group, provided, that (x) the Indebtedness secured by such lien shall not exceed Seventy Thousand Dollars ($70,000); and (y) upon the release of such Lien, such property shall be deemed to be Collateral hereunder and shall be subject to the security interest granted herein without any action by Borrower or Lender.

Pursuant to the terms of a certain negative pledge arrangement with Lender, Borrower has agreed not to encumber any of its Intellectual Property, except for Permitted Intellectual Property Licenses.

EXHIBIT B

COMPLIANCE CERTIFICATE

TO:	OXFORD FINANCE CORPORATION	Date:
FROM:	OMEROS CORPORATION

The undersigned authorized officer of OMEROS CORPORATION (“Borrower”) hereby certifies that in accordance with the terms and conditions of the Loan and Security Agreement between Borrower and Lender (the “Agreement”),

(i) Borrower and its Subsidiaries are in complete compliance for the period ending with all required covenants except as noted below, and

(ii) All representations and warranties of Borrower and its Subsidiaries stated in the Agreement are true and correct in all material respects as of the date hereof, provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, accurate and complete in all material respects as of such date. Attached are the required documents, if any, supporting our certification(s). The Officer further certifies that these are prepared in accordance with Generally Accepted Accounting Principles (GAAP) and are consistently applied from one period to the next except (i) as explained in an accompanying letter or footnotes and (ii) with respect to unaudited financial statements, for the absence of footnotes and subject to normal year-end adjustments.

Please indicate compliance status since the last Compliance Certificate by circling Yes, No, or N/A under “Complies” column.

	Reporting Covenant	Requirement	Complies
1)	Financial statements with Compliance Certificate	Quarterly within 45 days	Yes	No	N/A

2)	Annual (CPA Audited) financial statements with Compliance Certificate	Within 90 days after Fiscal Year End	Yes	No	N/A

3)	Annual Financial Budget	Annually as soon as available and in any event within 90 days of FYE; and when revised and approved by Borrower’s Board	Yes	No	N/A

4)	SEC Filings	Within 5 days after filing with SEC	Yes	No	N/A

5)	Account Statements (Bank, investment, etc.)	Monthly (and/or upon receipt) within 15 days	Yes	No	N/A

6)	Total amount of Borrower’s cash and cash equivalents	$________________________________________

Deposit and Securities Accounts (Please list all accounts; attach separate sheet if additional space needed)

	Bank	Account Number	New Account?		Acct Control Agmt in place?

1)			Yes	No	Yes	No

2)			Yes	No	Yes	No

3)			Yes	No	Yes	No

4)			Yes	No	Yes	No

5)			Yes	No	Yes	No

Other Matters

Have there been any changes in Key Person?	Yes	No
Have there been any transfers/sales/disposals/retirement of Collateral or IP (except as expressly permitted by the Agreement)?	Yes	No
Have there been any new or pending claims or causes of action against Borrower required to be reported under the Agreement?	Yes	No

Exceptions
Please explain any exceptions with respect to the certification above: (If no exceptions exist, state “No exceptions.” Attach separate sheet if additional space needed.)

LENDER’S USE ONLY
SIGNATURE	DATE	Received by: ______________ Verified by: ______________ Date: __________________________ Date: ______________ Compliance Status Yes No
TITLE

EXHIBIT C

SECURED PROMISSORY NOTE

(CLOSING DATE ADVANCE)

$10,000,000	Dated: October 21, 2010

FOR VALUE RECEIVED, the undersigned, OMEROS CORPORATION, a Washington corporation (“Borrower”), HEREBY PROMISES TO PAY to the order of OXFORD FINANCE CORPORATION (“Lender”) the principal amount of Ten Million Dollars ($10,000,000) or such lesser amount as shall equal the outstanding principal balance of the Growth Capital Advance made to Borrower by Lender pursuant to the Loan Agreement (defined below), and to pay all other amounts due with respect to the Growth Capital Advance on the dates and in the amounts set forth in the Loan Agreement. Capitalized terms, unless defined in this Secured Promissory Note (this “Note”), shall have the meaning given such capitalized term in the Loan Agreement.

Interest on the principal amount of this Note from the date of this Note shall accrue at 8.55% per annum based on a 360-day year of twelve 30-day months or, if applicable, the Default Rate. Commencing on November 1, 2011, and continuing on the first day of each successive calendar month thereafter, Borrower shall make to Lender thirty-six (36) equal payments of principal and accrued interest on the then outstanding principal amount. Any and all remaining principal and interest shall be due and payable on the Maturity Date. In addition to the foregoing payments, on the Maturity Date (or upon earlier repayment, whether as a result of acceleration or otherwise) the Final Payment and the Prepayment Fee, as applicable (each as defined in and subject to the terms and conditions of the Loan Agreement) shall be due and payable by Borrower to Lender.

Principal, interest and all other amounts due with respect to the Growth Capital Advance, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement. The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

This Note is the Note referred to in, and is entitled to the benefits of, the Loan and Security Agreement, dated as of October 21, 2010, to which Borrower and Lender are parties (as amended from time to time, the “Loan Agreement”). The Loan Agreement, among other things, (a) provides for the making of this secured Growth Capital Advance to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as provided in the Loan Agreement. This Note and the obligation of Borrower to repay the unpaid principal amount of the Growth Capital Advance, interest on the Growth Capital Advance and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of California.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Note to be executed as of the Closing Date.

OMEROS CORPORATION

By:

Name:

Title

[Signature Page to Secured Promissory Note]

[Closing Date Advance]

LOAN INTEREST RATE AND PAYMENTS OF PRINCIPAL

Date	Principal Amount	Interest Rate	Scheduled Payment Amount	Notation By

SECURED PROMISSORY NOTE

(TRANCHE 2 ADVANCE)

$10,000,000	Dated: ________________________

FOR VALUE RECEIVED, the undersigned, OMEROS CORPORATION, a Washington corporation (“Borrower”), HEREBY PROMISES TO PAY to the order of OXFORD FINANCE CORPORATION (“Lender”) the principal amount of Ten Million Dollars ($10,000,000) or such lesser amount as shall equal the outstanding principal balance of the Growth Capital Advance made to Borrower by Lender pursuant to the Loan Agreement (defined below), and to pay all other amounts due with respect to the Growth Capital Advance on the dates and in the amounts set forth in the Loan Agreement. Capitalized terms, unless defined in this Secured Promissory Note (this “Note”), shall have the meaning given such capitalized term in the Loan Agreement.

Interest on the principal amount of this Note from the date of this Note shall accrue at ______% per annum based on a 360-day year of twelve 30-day months or, if applicable, the Default Rate. Commencing on November 1, 2011, and continuing on the first day of each successive calendar month thereafter, Borrower shall make to Lender thirty-six (36) equal payments of principal and accrued interest on the then outstanding principal amount. Any and all remaining principal and interest shall be due and payable on the Maturity Date. In addition to the foregoing payments, on the Maturity Date (or upon earlier repayment, whether as a result of acceleration or otherwise) the Final Payment and the Prepayment Fee, as applicable (each as defined in and subject to the terms and conditions of the Loan Agreement) shall be due and payable by Borrower to Lender.

Principal, interest and all other amounts due with respect to the Growth Capital Advance, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement. The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

This Note is the Note referred to in, and is entitled to the benefits of, the Loan and Security Agreement, dated as of October 21, 2010, to which Borrower and Lender are parties (as amended from time to time, the “Loan Agreement”). The Loan Agreement, among other things, (a) provides for the making of this secured Growth Capital Advance to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as provided in the Loan Agreement. This Note and the obligation of Borrower to repay the unpaid principal amount of the Growth Capital Advance, interest on the Growth Capital Advance and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of California.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Note to be executed as of the Closing Date.

OMEROS CORPORATION

By:

Name:

Title

[Signature Page to Secured Promissory Note]

[Tranche 2 Advance]

LOAN INTEREST RATE AND PAYMENTS OF PRINCIPAL

Date	Principal Amount	Interest Rate	Scheduled Payment Amount	Notation By

EXHIBIT D

DISBURSEMENT LETTER

The undersigned, being the duly elected and acting President of OMEROS CORPORATION, a Washington corporation (“Borrower”), does hereby certify to OXFORD FINANCE CORPORATION (“Lender”), in connection with that certain Loan and Security Agreement dated as of October 21, 2010 by and between Borrower and Lender (the “Loan Agreement”; with other capitalized terms used below having the meanings ascribed thereto in the Loan Agreement) that:

1.	The representations and warranties made by Borrower in Section 5 of the Loan Agreement and in the other Loan Documents are true, correct and complete in all material respects on the date hereof; provided, however, that such materiality qualifier shall not be applicable to any representations and warranties that already are qualified or modified by materiality in the text thereof; and provided, further that those representations and warranties expressly referring to a specific date shall be true, correct and complete in all material respects as of such date.

2.	No event or condition has occurred that would constitute an Event of Default under the Loan Agreement or any other Loan Document.

3.	Borrower is in compliance with the covenants and requirements contained in Sections 4, 6 and 7 of the Loan Agreement.

4.	All conditions referred to in Section 3 of the Loan Agreement to the making of the Credit Extension to be made on or about the date hereof have been satisfied.

5.	No Material Adverse Change has occurred.

6.	The proceeds of the Growth Capital Advances shall be disbursed as follows:

Disbursement from Lender:

	1. Closing Date Advance:		$10,000,000.00
Plus
	Borrower’s Deposit		50,000.00

Less:
	Amount due BlueCrest	$
	Legal Fees and costs*:	$
Facility Fee*:

	Net proceeds due from Lender to Borrower:	$

	2. Tranche 2 Advance:		$10,000,000.00

Less:
	Legal Fees and costs:	$	[TBD]
	Facility Fee:		$50,000.00

	Net proceeds due from Lender to Borrower:	$

*Legal Fees and costs and Facility Fee are each through the Closing Date. Post-closing legal fees and costs and the portion of the Facility Fee payable after the Closing Date to be invoiced and paid post-closing.

7.	The aggregate net proceeds, after wiring to BlueCrest in accordance with the BlueCrest payoff letter, shall be wired to the Borrower as follows:

Account Name:	Omeros Corporation
Bank Name:
Bank Address:

Account Number:
ABA Number:

[Balance of Page Intentionally Left Blank]

Dated as of the date first set forth above.

BORROWER: OMEROS CORPORATION

By

Name:

Title:

LENDER: OXFORD FINANCE CORPORATION

By

Name:

Title:

[Signature Page to Disbursement Letter]

CORPORATE BORROWING CERTIFICATE

[form to be provided to, reviewed and approved by Lender]

Exhibit 10.2

SECURED PROMISSORY NOTE

(CLOSING DATE ADVANCE)

$10,000,000	Dated: October 21, 2010

FOR VALUE RECEIVED, the undersigned, OMEROS CORPORATION, a Washington corporation (“Borrower”), HEREBY PROMISES TO PAY to the order of OXFORD FINANCE CORPORATION (“Lender”) the principal amount of Ten Million Dollars ($10,000,000) or such lesser amount as shall equal the outstanding principal balance of the Growth Capital Advance made to Borrower by Lender pursuant to the Loan Agreement (defined below), and to pay all other amounts due with respect to the Growth Capital Advance on the dates and in the amounts set forth in the Loan Agreement. Capitalized terms, unless defined in this Secured Promissory Note (this “Note”), shall have the meaning given such capitalized term in the Loan Agreement.

Interest on the principal amount of this Note from the date of this Note shall accrue at 8.55% per annum based on a 360-day year of twelve 30-day months or, if applicable, the Default Rate. Commencing on November 1, 2011, and continuing on the first day of each successive calendar month thereafter, Borrower shall make to Lender thirty-six (36) equal payments of principal and accrued interest on the then outstanding principal amount. Any and all remaining principal and interest shall be due and payable on the Maturity Date. In addition to the foregoing payments, on the Maturity Date (or upon earlier repayment, whether as a result of acceleration or otherwise) the Final Payment and the Prepayment Fee, as applicable (each as defined in and subject to the terms and conditions of the Loan Agreement) shall be due and payable by Borrower to Lender.

Principal, interest and all other amounts due with respect to the Growth Capital Advance, are payable in lawful money of the United States of America to Lender as set forth in the Loan Agreement. The principal amount of this Note and the interest rate applicable thereto, and all payments made with respect thereto, shall be recorded by Lender and, prior to any transfer hereof, endorsed on the grid attached hereto which is part of this Note.

This Note is the Note referred to in, and is entitled to the benefits of, the Loan and Security Agreement, dated as of October 21, 2010, to which Borrower and Lender are parties (as amended from time to time, the “Loan Agreement”). The Loan Agreement, among other things, (a) provides for the making of this secured Growth Capital Advance to Borrower, and (b) contains provisions for acceleration of the maturity hereof upon the happening of certain stated events.

This Note may not be prepaid except as provided in the Loan Agreement. This Note and the obligation of Borrower to repay the unpaid principal amount of the Growth Capital Advance, interest on the Growth Capital Advance and all other amounts due Lender under the Loan Agreement is secured under the Loan Agreement.

Presentment for payment, demand, notice of protest and all other demands and notices of any kind in connection with the execution, delivery, performance and enforcement of this Note are hereby waived.

Borrower shall pay all reasonable fees and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred by Lender in the enforcement or attempt to enforce any of Borrower’s obligations hereunder not performed when due. This Note shall be governed by, and construed and interpreted in accordance with, the laws of the State of California.

[Balance of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Note to be executed as of the Closing Date.

OMEROS CORPORATION

By:	/s/ Gregory A. Demopulos

Name:	Gregory A. Demopulos, M.D.

Title	Chairman and CEO

[Signature Page to Secured Promissory Note]

[Closing Date Advance]

Exhibit 10.3

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Warrant No. [CS]-[number]	Number of Shares: 133,333
Date of Issuance: October 21, 2010	(subject to adjustment)

OMEROS CORPORATION

Common Stock Purchase Warrant

Omeros Corporation (the “Company”), for value received, hereby certifies that Cougar Investment Holdings LLC, or its registered assigns (the “Registered Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at any time after the date hereof and on or before the Expiration Date (as defined in Section 6 below), up to 133,333 shares of Common Stock of the Company (“Common Stock”), at a purchase price of $[20.00/30.00/40.00] per share. The shares purchasable upon exercise of this Warrant and the purchase price per share, as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the “Warrant Stock” and the “Purchase Price,” respectively.

1. Exercise.

(a) Manner of Exercise. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase form appended hereto as Exhibit A duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full of the Purchase Price payable in respect of the number of shares of Warrant Stock purchased upon such exercise. The Purchase Price may be paid by cash, certified check or wire transfer.

(b) Effective Time of Exercise. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in Section 1(a) above. At such time, the person or persons in whose name or names any shares for Warrant Stock shall be issuable upon such exercise as provided in Section 1(d) below shall be deemed to have become the holder or holders of record of the Warrant Stock.

(c) Net Issue Exercise.

(i) In lieu of exercising this Warrant in the manner provided above in Section 1(a), the Registered Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election in which event the Company shall issue to such Holder a number of shares of Warrant Stock computed using the following formula:

X =	Y (A - B)
A

Where	X = The number of shares of Warrant Stock to be issued to the Registered Holder.

Y = The number of shares of Warrant Stock purchasable under this Warrant (at the date of such calculation).

A = The arithmetic average of the Closing Sale Prices of the Common Stock for the five consecutive Trading Days ending on the Trading Day immediately preceding the date of the Exercise Notice (the “Fair Market Value”).

B = The Purchase Price (as adjusted to the date of such calculation).

(ii) For purposes of this Section 1(c):

“Bloomberg” means Bloomberg Financial Markets.

“Closing Sale Price” means, for any security as of any date, the last closing trade price for such security on the Principal Market, as reported by Bloomberg, or, if the Principal Market begins to operate on an extended hours basis and does not designate the closing trade price, then the last trade price, respectively, of such security prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if the Principal Market is not the principal securities exchange or trading market for such security, the last closing trade price of such security on the principal securities exchange or trading market where such security is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing trade price of such security in the over-the-counter market on the electronic bulletin board for such security as reported by Bloomberg, or, if no closing trade price is reported for such security by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for such security as reported in the “pink sheets” by Pink OTC Markets Inc. If the Closing Sale Price cannot be calculated for a security on a particular date on any of the foregoing bases, the Closing Sale Price of such security on such date shall be the fair market value thereof as determined by the Board of Directors of the Company in the exercise of its good faith judgment. All such foregoing determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during the applicable calculation period.

“Principal Market” means The NASDAQ Stock Market, LLC.

“Trading Day” means any day on which the Common Stock is traded on the Principal Market, or, if the Principal Market is not the principal trading market for the Common Stock, then on the principal securities exchange or securities market on which the Common Stock are then traded; provided that “Trading Day” shall not include any day on which the Common Stock is scheduled to trade on such exchange or market for less than 4.5 hours or any day that the Common Stock is suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00 p.m., New York time).

(d) Delivery to Holder. As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within 10 days thereafter, the Company at its expense will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct:

(i) the number of shares of Warrant Stock to which such Registered Holder shall be entitled, which shall be delivered, at the Company’s option, either electronically by crediting the Registered Holder’s account at DTC through its Deposit/Withdrawal at Custodian (DWAC) system, or by physical certificate or certificates, and

(ii) in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased and, as applicable, surrendered, by the Registered Holder upon such exercise as provided in Section 1(a) or 1(c) above.

2. Adjustments.

(a) Stock Splits and Dividends. If outstanding shares of the Company’s Common Stock shall be subdivided into a greater number of shares or a dividend in Common Stock shall be paid in respect of Common Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If outstanding shares of Common Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Warrant Stock purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b) Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 2.

(c) Adjustment Certificate. When any adjustment is required to be made in the Warrant Stock or the Purchase Price pursuant to this Section 2, the Company shall promptly mail to the Registered Holder a certificate setting forth (i) a brief statement of the facts requiring such adjustment, (ii) the Purchase Price after such adjustment and (iii) the kind and amount of stock or other securities or property into which this Warrant shall be exercisable after such adjustment.

3. Transfers.

(a) Unregistered Security. Each holder of this Warrant acknowledges that this Warrant and the Warrant Stock have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise of the Warrant in the absence of (i) an effective registration statement under the Securities Act as to this Warrant or such Warrant Stock and registration or qualification of this Warrant or such Warrant Stock under any applicable U.S. federal or state securities law then in effect, or (ii) an opinion of counsel, satisfactory to the Company, that such registration and qualification are not required. Each certificate or other instrument for Warrant Stock issued upon the exercise of this Warrant shall bear a legend substantially to the foregoing effect.

(b) Transferability. Subject to the provisions of Section 3(a), this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of the Warrant with a properly executed assignment (in the form of Exhibit B hereto) at the principal office of the Company.

(c) Warrant Register. The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if this Warrant is properly assigned in blank, the Company may (but shall not be required to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. Any Registered Holder may change such Registered Holder’s address as shown on the warrant register by written notice to the Company requesting such change.

4. Representations and Warranties of the Registered Holders. Each Registered Holder hereby represents and warrants to the Company that:

(a) Purchase Entirely for Own Account. This Warrant is issued to the Registered Holder in reliance upon the Registered Holder’s representation to the Company, which by the Registered Holder’s acceptance of this Agreement, the Registered Holder hereby confirms, that any Warrant Stock to be acquired by the Registered Holder upon exercise of this Warrant will be acquired for investment for the Registered Holder’s own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Registered Holder has no present intention of selling, granting any participation in, or otherwise distributing the same. By accepting this Warrant, the Registered Holder further represents that the Registered Holder does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Warrant Stock. The Registered Holder has not been formed for the specific purpose of acquiring the Warrant Stock.

(b) Disclosure of Information. The Registered Holder has had an opportunity to discuss the Company’s business, management, financial affairs and the terms and conditions of the Warrant with the Company’s management and has had an opportunity to review the Company’s facilities.

(c) Restricted Securities. The Registered Holder understands that the Warrant Stock has not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Registered Holder’s representations as expressed herein. The Registered Holder understands that the shares of Warrant Stock are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, the Registered Holder must hold the Warrant Stock indefinitely unless such shares are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. The Registered Holder acknowledges that, except as set forth herein, the Company has no obligation to the Registered Holder to register or qualify the Warrant Stock for resale. The Registered Holder further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Warrant Stock, and on requirements relating to the Company which are outside of the Registered Holder’s control, and which the Company is under no obligation and may not be able to satisfy.

(d) Legends. The Registered Holder understands that the Warrant Stock and any securities issued in respect of or exchange for the Warrant Stock, may bear one or all of the following legends:

(i) “THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.”

(ii) Any legend required by the Blue Sky laws of any state to the extent such laws are applicable to the shares.

(e) Accredited Investor. The Registered Holder is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

5. No Impairment. The Company will not, by amendment of its charter or through reorganization, consolidation, merger, dissolution, sale of assets or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will (subject to Section 15 below) at all times in good faith assist in the carrying out of all such terms and in the taking of all such action as may be necessary or appropriate in order to protect the rights of the holder of this Warrant against impairment.

6. Termination. This Warrant (and the right to purchase securities upon exercise hereof) shall terminate on October 21, 2015 (the “Expiration Date”).

7. Notices of Certain Transactions. In case:

(a) the Company shall take a record of the holders of its Common Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right, or

(b) of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, or

(d) of any redemption of the Common Stock,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up, redemption or conversion) are to be determined. Such notice shall be mailed at least 10 days prior to the record date or effective date for the event specified in such notice.

8. Reservation of Stock. The Company will at all times reserve and keep available, solely for the issuance and delivery upon the exercise of this Warrant, such shares of Warrant Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

9. Exchange of Warrants. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will, subject to the provisions of Section 3 hereof, issue and deliver to or upon the order of such Holder, at the Company’s expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Common Stock called for on the face or faces of the Warrant or Warrants so surrendered.

10. Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

11. Mailing of Notices. Any notice required or permitted pursuant to this Warrant shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or sent by courier, overnight delivery service or confirmed facsimile, or 48 hours after being deposited in the regular mail, as certified or registered mail (airmail if sent internationally), with postage prepaid, addressed (a) if to the Registered Holder, to the address of the Registered Holder most recently furnished in writing to the Company and (b) if to the Company, to the address set forth below or subsequently modified by written notice to the Registered Holder.

12. No Rights as Shareholder. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a shareholder of the Company.

13. No Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the Fair Market Value of one share of Common Stock on the date of exercise.

14. Amendment or Waiver. Any term of this Warrant may be amended or waived only by an instrument in writing signed by the party against which enforcement of the amendment or waiver is sought.

15. Headings. The headings in this Warrant are for purposes of reference only and shall not limit or otherwise affect the meaning of any provision of this Warrant.

16. Governing Law. This Warrant shall be governed, construed and interpreted in accordance with the laws of the State of Washington, without giving effect to principles of conflicts of law.

[signature page follows]

IN WITNESS WHEREOF, the Company has caused this Warrant to be executed by its officer thereunto duly authorized.

OMEROS CORPORATION

By

Address:	1420 Fifth Avenue, Suite 2600
Seattle, Washington 98101

Fax Number:	(206) 264-7856

EXHIBIT A

PURCHASE FORM

To:	Omeros Corporation		Dated:

	☐ Cash Exercise	☐ Net Issue Exercise

(1) [Cash Exercise: The undersigned, pursuant to the provisions set forth in the attached Warrant No. CS-[number], hereby irrevocably elects to purchase      shares of the Common Stock covered by such Warrant and herewith makes payment of $        , representing the full purchase price for such shares at the price per share provided for in such Warrant.] [Net Issue Exercise: The undersigned pursuant to the provisions set forth in the attached Warrant No. CS-[number], hereby irrevocably elects to Net Issue Exercise with respect to      shares of the Common Stock covered by such Warrant.]

The undersigned acknowledges that it has reviewed the representations and warranties contained in Section 4 of the Warrant and by its signature below hereby makes such representations and warranties to the Company. Capitalized terms contained herein and in such representations and warranties shall have the meanings assigned to them in the Warrant.

Signature:

Name (print):

Title (if applicable):

Company (if applicable):

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED,                                  hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant with respect to the number of shares of Common Stock covered thereby set forth below, unto:

Name of Assignee	Address/Fax Number	No. of Shares

Dated:	Signature:

Witness:

Exhibit 99.1

Omeros Receives $20 Million from Vulcan Capital and $5 Million Grant Award from Washington

State’s Life Sciences Discovery Fund to Advance its GPCR Program

Company to Host Webcast Conference Call Today at 4 p.m. EDT

Seattle, WA – October 25, 2010 – Omeros Corporation (NASDAQ: OMER), a biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system, today announced that it has received $20 million from Vulcan Capital (Vulcan) and a grant award for $5 million from Washington State’s Life Sciences Discovery Fund (LSDF) to support the advancement of the Company’s G protein-coupled receptor (GPCR) program. In return, Vulcan Capital and LSDF have a right to receive a percentage of net proceeds generated by the GPCR program. Net proceeds include profits from specified partnership arrangements and product sales, net of all research, development and associated commercialization expenses. Additionally, Omeros issued to Vulcan three five-year warrants to purchase common stock, each for 133,333 shares, with exercise prices of $20, $30 and $40 per share, respectively.

“We are impressed with Omeros’ team and the technology that it has assembled for its GPCR platform. We believe Omeros’ GPCR platform has the potential to accelerate new pipeline development across a broad range of highly attractive drug targets and can make a significant impact on the pharmaceutical industry,” said Steve Hall, managing director of Vulcan Capital. “Omeros has already demonstrated the capability to identify compounds that interact with orphan GPCRs, providing the Company multiple opportunities to capitalize on its platform. Vulcan looks forward to participating in the program’s continued success.”

“Omeros’ GPCR program provides a unique opportunity to create new life sciences jobs within Washington State focused on improving health care,” said Lee Huntsman, Ph.D., executive director of LSDF. “Our state leadership is committed to the continued development of the life science sector within Washington, and we see Omeros and its GPCR program as an important contributor to that growth.”

Under the terms of the respective agreements with Vulcan and LSDF, Omeros has agreed to pay to Vulcan and LSDF a tiered percentage of net proceeds received by Omeros from its GPCR program. The percentage decreases as the cumulative net proceeds reach specified thresholds in the agreements. The blended percentage payable to Vulcan and LSDF in the aggregate is in the mid-teens with respect to the first approximately $1.5 billion of cumulative net proceeds received by Omeros from its GPCR program. After Omeros has received approximately $1.5 billion of cumulative net proceeds, the percentage of net proceeds payable to Vulcan and LSDF combined decreases to one percent.

“We appreciate the support of Paul Allen, Vulcan Capital and the Life Sciences Discovery Fund,” stated Gregory A. Demopulos, M.D., chairman and chief executive officer of Omeros. “This funding allows Omeros to accelerate efforts to screen all human orphan GPCRs in high throughput. We are pleased with our success rate to date and are eager to begin unlocking additional orphan GPCRs for drug development.”

Pursuant to the agreement with Vulcan Capital, Omeros has agreed to exercise its right to purchase from Patobios Limited assets related to a GPCR assay technology, comprised of patents and other intellectual property rights, for approximately $10.8 million Canadian dollars (CAD), of which approximately $7.8 million CAD is payable in cash and $3.0 million is payable in Omeros common stock. Following completion of the acquisition of these assets, Omeros will have no milestone, royalty or other payment obligations to Patobios. A portion of the proceeds from the Vulcan funding will be used for this acquisition.

Ongoing GPCR Program

Omeros has begun screening orphan GPCRs against its small-molecule chemical libraries using a proprietary, high-throughput assay. Based on the limited screening of libraries to date, Omeros has already identified and confirmed sets of compounds that interact selectively with, and modulate signaling of, three of these orphan receptors. The assay detects receptor antagonists and agonists. Antagonists comprise the majority of marketed drugs, and all of the compounds identified so far by Omeros are antagonists.

About G Protein-Coupled Receptors

GPCRs, which mediate key physiological processes in the body, are one of the most valuable families of drug targets. Annual worldwide drug sales exceed $700 billion and, according to Insight Pharma Reports, GPCR-targeting drugs represent 30 to 40 percent of marketed pharmaceuticals. Examples include Claritin® (allergy), Zantac® (ulcers and reflux), OxyContin® (pain), Lopressor® (high blood pressure), Imitrex® (migraine headache), Reglan® (nausea) and Abilify® (schizophrenia, bipolar disease and depression) as well as all other antihistamines, opioids, alpha and beta blockers, serotonergics and dopaminergics.

The industry focuses its GPCR drug discovery efforts on non-sensory GPCRs. Of the 363 total non-sensory GPCRs, approximately 240 have known ligands (molecules that bind the receptors) with nearly half of those targeted either by marketed drugs (46 GPCRs) or by drugs in development (about 70 GPCRs). There are approximately 120 GPCRs with no known ligands, which are termed “orphan GPCRs.” Without a known ligand, drug development for a given receptor is extremely difficult.

Omeros uses a proprietary high-throughput assay to identify small-molecule agonists and antagonists for orphan GPCRs, unlocking them to drug development. Omeros believes that it is the first to possess the capability to unlock orphan GPCRs in high-throughput, and that currently there is no other comparable technology. The Company believes that there may be more than 65 new drugable targets among the orphan GPCRs. Unlocking these receptors could lead to the development of drugs that act at these new targets. There is a broad range of indications linked to orphan GPCRs including cardiovascular disease, asthma, diabetes, pain, obesity, Alzheimer’s disease, Parkinson’s disease, multiple sclerosis, schizophrenia, learning and cognitive disorders, autism, osteoporosis, osteoarthritis and several forms of cancer.

Conference Call and Webcast Today at 4:00 p.m. EDT

Omeros management will host a conference call today, October 25 at 4:00 p.m. Eastern Time (1:00 p.m. Pacific Time) to discuss today’s news. To access the live call by telephone, please dial 800-901-5217 (United States and Canada) or 617-786-2964 (International). The passcode is 26273994. In addition, the live conference call will be webcast and can be accessed on the “Events” page of the Company’s website at http://www.omeros.com.

A replay of the webcast will be available on the Company’s website for one week. A telephone replay will also be available for one week starting at 7:00 p.m. Eastern time on October 25, which can be accessed by dialing 888-286-8010 (United States and Canada) or 617-801-6888 (International) and entering passcode 82437761.

About Omeros Corporation

Omeros is a clinical-stage biopharmaceutical company committed to discovering, developing and commercializing products focused on inflammation and disorders of the central nervous system. The Company’s most clinically advanced product candidates are derived from its proprietary PharmacoSurgery(TM) platform designed to improve clinical outcomes of patients undergoing a wide range of surgical and medical procedures. Omeros has five ongoing clinical development programs, including four from its PharmacoSurgery(TM) platform the most advanced of which is in a Phase 3 clinical program, and one from its Addiction program. Omeros may also have the near-term capability, through its GPCR program, to add wholly new drug targets to the market. Behind its clinical candidates and GPCR platform, Omeros is building a diverse pipeline of antibody and small-molecule preclinical programs targeting inflammation and central nervous system disorders.

About Vulcan Capital

Vulcan Capital is the private investment arm of Vulcan Inc., the company founded by Paul G. Allen in 1986 to manage his business and philanthropic initiatives. Vulcan Capital is focused on generating long-term value appreciation across a multibillion dollar portfolio, which spans diverse industry sectors and investment asset classes, ranging from early-stage venture investments to public equity value investing, leveraged buyouts, acquisitions, and distressed situations.

About the Life Sciences Discovery Fund

The Life Sciences Discovery Fund (LSDF) was established in 2005 by the Governor and Legislature of Washington state to foster growth of the state’s life sciences sector and improve the health and economic wellbeing of its residents. Using monies from the Master Tobacco Settlement Agreement, LSDF makes grants for research across Washington that demonstrates the strongest potential for delivering health and economic returns.

Forward-Looking Statements

This press release contains forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995, which are subject to the “safe harbor” created by those sections. These statements include, but are not limited to, statements regarding the Company’s capability to continue high-throughput de-orphanization of orphan GPCRs and to develop product candidates that act at these new potential drug targets, the GPCR platform’s potential to accelerate new pipeline development across a broad range of drug targets, the Company’s ability to capitalize on potential opportunities created by the GPCR platform and the amount of any resulting net proceeds, the potential market size for GPCR-targeting drugs, the expected uses of the funds received from Vulcan and LSDF and the number of new drugable targets that are estimated to exist among the orphan GPCRs. Forward-looking statements are based on management’s beliefs and assumptions and on information available to management only as of the date of this press release. Omeros’ actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors described under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2010. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and the Company assumes no obligation to update these forward-looking statements publicly, even if new information becomes available in the future.

Contact:

Jennifer Cook Williams

Cook Williams Communications, Inc.

Investor and Media Relations

360.668.3701

jennifer@cwcomm.org